FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 2011

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __              No   X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Transaction in Own Shares”, dated 1 July 2011.

2.	Press release entitled, “ Nexium gets first approval in Japan”, dated 1 July 2011

3.	Press release entitled, “Total Voting Rights”, dated 1 July 2011

4.	Press release entitled, “Transaction in Own Shares”, dated 4 July 2011

5.	Press release entitled, “Transaction in Own Shares”, dated 5 July 2011.

6.	Press release entitled, “Transaction in Own Shares”, dated 6 July 2011.

7.	Press release entitled, “Transaction in Own Shares”, dated 7 July 2011.

8.	Press release entitled, “Transaction in Own Shares”, dated 8 July 2011.

9.	Press release entitled, “Transaction in Own Shares”, dated 11 July 2011.

10.	Press release entitled, “Transaction in Own Shares”, dated 12 July 2011.

11.	Press release entitled, “Transaction in Own Shares”, dated 13 July 2011.

12.	Press release entitled, “Transaction in Own Shares”, dated 14 July 2011.

13.	Press release entitled, “Transaction in Own Shares”, dated 15 July 2011.

14.	Press release entitled, “Transaction in Own Shares”, dated 18 July 2011.

15.	Press release entitled, “Transaction in Own Shares”, dated 19 July 2011.

16.	Press release entitled, “Transaction in Own Shares”, dated 20 July 2011.

17.	Press release entitled, “FDA advisors make recommendation on Dapagliflozin”, dated 20 July 2011.

18.	Press release entitled, “Transaction in Own Shares”, dated 21 July 2011.

19.	Press release entitled, “FDA approves Brilinta for us in the US”, dated 21 July 2011.

20.	Press release entitled, “Transaction in Own Shares”, dated 22 July 2011.

21.	Press release entitled, “Transaction in Own Shares”, dated 25 July 2011.

22.	Press release entitled, “Transaction in Own Shares”, dated 26 July 2011.

23.	Press release entitled, “Transaction in Own Shares”, dated 27 July 2011.

24.	Press release entitled, “Notice of Results”, dated 27 July 2011.

25.	Press release entitled, “Transaction in Own Shares”, dated 28 July 2011.

26.	Press release entitled, “Second Quarter Results 2011 – Part 1 of 3”, dated 28 July 2011.

27.	Press release entitled, “Second Quarter Results 2011 – Part 2 of 3”, dated 28 July 2011.

28.	Press release entitled, “Second Quarter Results 2011 – Part 3 of 3”, dated 28 July 2011.

29.	Press release entitled, “Transaction in Own Shares”, dated 29 July 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 2 August 2011	By:	/s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 30 June 2011, it purchased for cancellation 689,005 ordinary shares of AstraZeneca PLC at a price of 3096 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,366,341,829.

A C N Kemp
Company Secretary
1 July 2011

Item 2

ASTRAZENECA’S NEXIUM  RECEIVES FIRST REGULATORY APPROVAL IN JAPAN FOR THE TREATMENT OF ACID-RELATED DISEASES

AstraZeneca today announced that NEXIUM (esomeprazole magnesium) 10 mg and 20 mg capsules have received regulatory approval in Japan for the treatment of acid-related conditions including non-erosive reflux disease (NERD), reflux esophagitis, and peptic ulcer disease (PUD).  NEXIUM also received regulatory approval for prevention of recurrence of gastric ulcer and duodenal ulcer in patients treated with non-steroidal anti-inflammatory drugs (NSAIDs).

NEXIUM is currently available in more than 120 countries and is the world’s leading proton pump inhibitor (PPI) with annual sales of almost $5 billion in 2010.  AstraZeneca plans to launch NEXIUM in Japan in the second half of 2011.  The PPI market in Japan was $2 billion in 2010.

In a previously announced co-promotion agreement, AstraZeneca will manufacture and develop NEXIUM and Daiichi Sankyo will be responsible for its distribution in Japan.

The regulatory approval of NEXIUM was based on eight clinical studies conducted in Japan, including two large comparative efficacy and safety studies of patients with reflux esophagitis and two comparative efficacy and safety studies in patients taking Non Steroidal Anti-Inflammatory Drugs (NSAIDs).

Tony Zook, Executive Vice President of AstraZeneca’s Global Commercial Organisation said, "The availability of NEXIUM in Japan provides patients with a world-leading treatment option for acid-related conditions, which can have a significant impact on patient quality of life.  We are pleased to be able to add NEXIUM to our portfolio of medicines in Japan, our second largest market, and strengthen our leadership in the global gastrointestinal sector.”

NOTES TO EDITORS:

About NEXIUM
NEXIUM is a prescription only drug used to treat patients with acid-related symptoms and diseases. NEXIUM can provide relief for a range of patients, including those who are frustrated by the disruption that the condition causes to their life. NEXIUM works by binding to and inhibiting the acid pumps of a particular type of cells in the lining the stomach wall to stop the production of stomach acid. In doing so, it lowers the level of acidity in the stomach and helps to heal erosions in the esophagus or ulcers in the stomach and duodenum.

About AstraZeneca in Japan

As its second largest market globally, Japan is of strategic importance to AstraZeneca. Revenue grew by 4% in 2010 to $2,617 million in 2010. AstraZeneca has steadily built a significant presence in Japan with 3,100 employees, an R&D centre in Osaka and a leadership position in the oncology market.

CRESTOR  and LOSEC , as well as the launch of SYMBICORT TURBUHALER in 2010, contributed to continued growth.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Abigail Baron	+44 20 7604 8034 (24 hours)
Isabelle Jouin	+44 20 7604 8031 (24 Hours)
Esra Erkal-Paler	+44 20 7604 8030 (24 Hours)

Investor Enquiries UK
Jonathan Hunt	+44 20 7604 8122 mob: +44 7775 704032
Karl Hård	+44 20 7604 8123 mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124 mob: +44 7585 404950

Investor Enquiries US
Ed Seage	+1 302 886 4065 mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506 mob: +1 917 612 4043

1 July 2011

- ENDS -

Item 3

Transparency Directive

Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 30 June 2011 the issued share capital of AstraZeneca PLC with voting rights is 1,366,348,871 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,366,348,871.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the Financial Services Authority's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary

1 July 2011

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 138,182 ordinary shares of AstraZeneca PLC at a price of 3115 pence per share on 1 July 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,366,210,689.

A C N Kemp
Company Secretary
4 July 2011

Item 5
REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 136,691 ordinary shares of AstraZeneca PLC at a price of 3148 pence per share on 4 July 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,366,083,838.

A C N Kemp
Company Secretary
5 July 2011

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 136,165 ordinary shares of AstraZeneca PLC at a price of 3160 pence per share on 5 July 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,365,944,440.

A C N Kemp
Company Secretary
6 July 2011

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 136,631 ordinary shares of AstraZeneca PLC at a price of 3150 pence per share on 6 July 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,365,844,010.

A C N Kemp
Company Secretary
7 July 2011

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 136,285 ordinary shares of AstraZeneca PLC at a price of 3158 pence per share on 7 July 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,365,724,651.

A C N Kemp
Company Secretary
8 July 2011

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 137,111 ordinary shares of AstraZeneca PLC at a price of 3139 pence per share on 8 July 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,365,674,339.

A C N Kemp
Company Secretary
11 July 2011

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 138,169 ordinary shares of AstraZeneca PLC at a price of 3115 pence per share on 11 July 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,365,576,255.

A C N Kemp
Company Secretary
12 July 2011

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 139,523 ordinary shares of AstraZeneca PLC at a price of 3084 pence per share on 12 July 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,365,437,251.

A C N Kemp
Company Secretary
13 July 2011

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 139,551 ordinary shares of AstraZeneca PLC at a price of 3084 pence per share on 13 July 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,365,302,648.

A C N Kemp
Company Secretary
14 July 2011

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 139,904 ordinary shares of AstraZeneca PLC at a price of 3076 pence per share on 14 July 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,365,178,612.

A C N Kemp
Company Secretary
15 July 2011

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 140,045 ordinary shares of AstraZeneca PLC at a price of 3072 pence per share on 15 July 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,365,069,674.

A C N Kemp
Company Secretary
18 July 2011

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 141,822 ordinary shares of AstraZeneca PLC at a price of 3032 pence per share on 18 July 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,364,938,836.

A C N Kemp
Company Secretary
19 July 2011

Item 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 142,229 ordinary shares of AstraZeneca PLC at a price of 3023 pence per share on 19 July 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,364,827,693.

A C N Kemp
Company Secretary
20 July 2011

Item 17

FDA ADVISORY COMMITTEE MAKES RECOMMENDATION ON INVESTIGATIONAL COMPOUND DAPAGLIFLOZIN

AstraZeneca and Bristol-Myers Squibb Company today reported the outcome of the US Food and Drug Administration's (FDA) Endocrinologic and Metabolic Drugs Advisory Committee meeting on the New Drug Application for the investigational compound dapagliflozin.

On the question: “Do the efficacy and safety data provide substantial evidence to support approval of dapagliflozin as an adjunct to diet and exercise to improve glycemic control in adults with type 2 diabetes mellitus?”, the Advisory Committee voted 6 yes and 9 no. Bristol-Myers Squibb and AstraZeneca remain committed to the dapagliflozin clinical development programme and will continue to work closely with the FDA to support the review of this investigational compound.

Dapagliflozin is under joint development by Bristol-Myers Squibb and AstraZeneca.  Dapagliflozin is being investigated as monotherapy in addition to diet and exercise, and in combination with other anti-diabetic agents in addition to diet and exercise, to evaluate its effect on blood sugar levels (or HbA1c) in adults with type 2 diabetes.  Dapagliflozin, an inhibitor of SGLT2, a target in the kidney, would potentially be the first in a new class of insulin-independent, oral type 2 diabetes agents.

The FDA Endocrinologic and Metabolic Drugs Advisory Committee based its voting on a review of data from the comprehensive dapagliflozin global clinical development programme included as part of the FDA New Drug Application submission.  This submission included data of up to two years in duration and involved approximately 6,000 individuals in 40 clinical studies.  The trials were designed to evaluate the safety, tolerability and efficacy (as measured by HbA1c) of dapagliflozin in the approximately 4,200 patients who received dapagliflozin and were at various stages of the continuum of type 2 diabetes.   In accordance with FDA guidelines, the New Drug Application also included data assessing the cardiovascular safety of dapagliflozin in adults with type 2 diabetes.

The FDA is not bound by the Advisory Committee’s recommendation but takes its advice into consideration when reviewing New Drug Applications.  The Prescription Drug User Fee Act (PDUFA) goal date for dapagliflozin is 28 October 2011.

NOTES TO EDITORS

About Type 2 Diabetes
In 2010, diabetes was estimated to affect nearly 300 million people aged 20 – 79 worldwide. Because of the aging population and the growing trend of obesity, the prevalence of diabetes is projected to reach nearly 440 million by 2030. Type 2 diabetes accounts for approximately 90 – 95% of all cases of diagnosed diabetes in adults. Type 2 diabetes is a chronic, progressive disease characterised by insulin resistance and/or dysfunction of beta cells in the pancreas, which decreases insulin sensitivity and secretion, leading to elevated glucose levels. Over time, this sustained hyperglycemia contributes to worsening insulin resistance and further beta cell dysfunction. To date, treatments for type 2 diabetes have focused primarily on insulin-dependent mechanisms. An approach that acts independently of insulin could provide an additional option for adults with type 2 diabetes.

Significant unmet needs exist as nearly half of treated patients remain uncontrolled on their current glucose-lowering regimen. Many patients with type 2 diabetes have additional co-morbidities (such as obesity) which may complicate glycemic control.

About SGLT2 Inhibition
The kidney plays an important role in glucose balance, normally filtering ~180g of glucose each day, with virtually all glucose being reabsorbed back into circulation. SGLT2 is the major sodium-glucose cotransporter in the kidney and is an insulin-independent pathway for the reabsorption of glucose back into the blood.

Bristol-Myers Squibb and AstraZeneca Collaboration
Bristol-Myers Squibb and AstraZeneca entered into a collaboration in January 2007 to enable the companies to research, develop and commercialise select investigational drugs for type 2 diabetes. The Bristol-Myers Squibb/AstraZeneca Diabetes collaboration is dedicated to global patient care, improving patient outcomes and creating a new vision for the treatment of type 2 diabetes.

About Bristol-Myers Squibb
Bristol-Myers Squibb is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. For more information about Bristol-Myers Squibb, visit www.bms.com or follow us on Twitter at http://twitter.com/bmsnews

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

Media Enquiries UK
Esra Erkal-Paler	+44 207 604 8030 (24 hours)
Abigail Baron	+44 20 7604 8034 (24 hours)
Investor Enquiries UK
Jonathan Hunt	+44 20 7604 8122	mob: +44 7775 704032
Karl Hård	+44 20 7604 8123	mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124	mob: +44 7585 404950
Investor Enquiries US
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

20 July 2011

- ENDS -

Item 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 143,344 ordinary shares of AstraZeneca PLC at a price of 2998 pence per share on 20 July 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,364,697,520.

A C N Kemp
Company Secretary
21 July 2011

Item 19

FDA APPROVES NEW MEDICINE BRILINTA (TICAGRELOR) FOR USE IN THE US
BRILINTA indicated to reduce heart attacks and cardiovascular death in patients with Acute Coronary Syndrome

AstraZeneca announced today that the US Food and Drug Administration (FDA) has approved BRILINTA (ticagrelor) tablets to reduce the rate of heart attack (myocardial infarction [MI]) and cardiovascular (CV) death in adult patients with acute coronary syndrome (ACS), compared to clopidogrel.

BRILINTA, a new oral antiplatelet medicine, is indicated to reduce the rate of thrombotic cardiovascular events in patients with ACS (unstable angina [UA] non-ST-elevation myocardial infarction [NSTEMI], or ST-elevation myocardial infarction [STEMI]). BRILINTA has been shown to reduce the rate of a combined endpoint of CV death, MI or stroke compared to clopidogrel. The difference between treatments was driven by CV death and MI with no difference in stroke. In patients treated with an artery-opening procedure known as percutaneous coronary intervention (PCI), BRILINTA reduces the rate of stent thrombosis. BRILINTA has been studied in ACS in combination with aspirin. Maintenance doses of aspirin above 100 mg decreased the effectiveness of BRILINTA. Avoid maintenance doses of aspirin above 100 mg daily.

David Brennan, Chief Executive Officer, AstraZeneca said: “The FDA approval of BRILINTA is good news for patients in the United States and represents a significant milestone as we seek to help ensure ACS patients around the world have access to this innovative medicine. With over one million people affected by ACS in the US each year, the fact that physicians have a new and more effective treatment option than clopidogrel to help reduce the rate of heart attack and cardiovascular death in these patients is an important advance.”

Now that BRILINTA is approved in the US, AstraZeneca will begin the process of working with hospital formularies, protocol committees, government and managed care reimbursement bodies to bring this medicine to patients. Navigating these steps, which are necessary before BRILINTA will be available to a substantial number of incident ACS patients, will be a key focus for the next 12 months.

The FDA approval is based upon data from the landmark PLATO (A Study of PLATelet Inhibition and Patient Outcomes) study, a superiority trial that compared treatment with BRILINTA to clopidogrel in 18,624 ACS patients worldwide.

BRILINTA, like other antiplatelet agents, can cause significant, sometimes fatal, bleeding. In PLATO, there was no statistical difference in patients treated with BRILINTA compared to patients treated with clopidogrel in total major bleeding events (11.6% vs. 11.2%), including fatal and fatal/life-threatening bleeding events.  Non-CABG (coronary artery bypass graft) major + minor bleeding events (8.7% vs. 7%) were more common with BRILINTA versus clopidogrel.

The most commonly observed adverse reactions associated with the use of BRILINTA vs. clopidogrel were bleeding (11.6% vs.11.2%) and a feeling of breathlessness called dyspnea (14% vs. 8%).

As with all AstraZeneca products, the company will work to ensure that physicians and patients understand both the benefits and risks associated with BRILINTA. For BRILINTA, one of the ways AstraZeneca will help ensure physicians and patients are appropriately informed about bleeding risk and the impact of aspirin dose on the effectiveness of BRILINTA is through a Risk Evaluation Mitigation Strategy (REMS).

According to the American Heart Association, over one million Americans are hospitalised with ACS every year. It is estimated that up to one in three patients could have a recurrent heart attack, or die within one year of their first CV event.

BRILINTA is now approved in 39 countries, including the US, Brazil, Australia, and Canada under the trade name BRILINTA and in the European Union under the trade name BRILIQUE.  BRILINTA is currently under regulatory review in an additional 45 countries, including Russia, India and China. BRILINTA is currently reimbursed in 7 countries.

NOTES TO EDITORS

ABOUT PLATO
PLATO was a large (18,624 patients in 43 countries) head-to-head patient outcomes study of ticagrelor versus clopidogrel, both given in combination with aspirin and other standard therapy, designed to establish whether ticagrelor could achieve a clinically meaningful reduction in cardiovascular end points in ACS patients, above and beyond those afforded by clopidogrel.

The study demonstrated that treatment with BRILINTA led to a greater reduction in the primary end point – a  composite of CV death, MI, or stroke – compared to patients who received clopidogrel  (9.8% vs. 11.7% at 12 months; 1.9% absolute risk reduction [ARR]; 16% relative risk reduction [RRR]; 95% CI, 0.77 to 0.92; P<0.001). The difference in treatments was driven by CV death and MI with no difference in stroke. In PLATO, the absolute difference in treatment benefit versus clopidogrel was seen at 30 days and the Kaplan-Meier survival curves continue to diverge throughout the 12 month treatment period.

The study also demonstrated that treatment with BRILINTA for 12 months was associated with a 21 percent RRR in CV death (4% vs. 5.1%; 1.1% ARR; P=0.001) and a 16 percent RRR in MI compared to clopidogrel  at 12 months (5.8% vs. 6.9%; 1.1% ARR; P<0.005).

In a post hoc analysis of PLATO, it was determined that more than 80 percent of patients worldwide, including more than 40 percent of patients in the US, received low maintenance doses of aspirin (100 mg or less).  Results for US and non-US patients taking BRILINTA with these low maintenance doses of aspirin were similar. Maintenance doses of aspirin above 100 mg reduced the effectiveness of BRILINTA, and should be avoided. After any initial dose, BRILINTA should be used with maintenance aspirin doses of 75-100 mg per day. As with any unplanned subset analysis, the post hoc analysis should be treated with caution.

About BRILINTA (ticagrelor)
BRILINTA is an oral antiplatelet treatment for acute coronary syndrome (ACS) in a new chemical class called cyclopentyltriazolopyrimidines (CPTPs). BRILINTA works by preventing the formation of new blood clots and maintaining blood flow in the body to help reduce a patient’s risk of another cardiovascular event (called atherothrombotic events) such as a heart attack or cardiovascular death. BRILINTA is a reversibly-binding oral adenosine diphosphate (ADP) receptor antagonist.

BRILINTA will be available in 90 mg tablets to be administered with a single 180 mg oral loading dose (two 90 mg tablets) followed by a twice daily, 90 mg maintenance dose. Following an initial loading dose of aspirin, BRILINTA should be used with a maintenance dose of 75-100 mg aspirin once daily; for most patients an 81 mg aspirin dose is likely to be used.

BRILINTA and BRILIQUE are trademarks of the AstraZeneca group of companies.

About Acute Coronary Syndrome (ACS)
ACS is an umbrella term for conditions that result from insufficient blood supply to the heart muscle. These conditions range from unstable angina (unremitting chest pain that threatens a heart attack) to heart attack.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

Media Enquiries UK

Esra Erkal-Paler	+44 207 604 8030 (24 hours)
Isabelle Jouin Abigail Baron	+44 20 7604 8031 (24 hours) +44 20 7604 8034 (24 hours)
Investor Enquiries UK
Jonathan Hunt	+44 20 7604 8122	mob: +44 7775 704032
Karl Hård	+44 20 7604 8123	mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124	mob: +44 7585 404950
Investor Enquiries US
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

21 July 2011

- ENDS -

Item 20

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 137,801 ordinary shares of AstraZeneca PLC at a price of 3123 pence per share on 21 July 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,364,568,305.

A C N Kemp
Company Secretary
22 July 2011

Item 21

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 140,752 ordinary shares of AstraZeneca PLC at a price of 3057 pence per share on 22 July 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,364,510,384.

A C N Kemp
Company Secretary
25 July 2011

Item 22

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 140,875 ordinary shares of AstraZeneca PLC at a price of 3054 pence per share on 25 July 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,364,384,637.

A C N Kemp
Company Secretary
26 July 2011

Item 23

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 141,056 ordinary shares of AstraZeneca PLC at a price of 3050 pence per share on 26 July 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,364,265,496.

A C N Kemp
Company Secretary
27 July 2011

Item 24

AstraZeneca Second Quarter & Half Year Results 2011

Tomorrow, Thursday, 28 July 2011, AstraZeneca will release second quarter and half year results 2011 at 07:00BST.

An analysts presentation of the second quarter and half year results will take place at 12:00BST and will be accessible by a choice of two routes:

1)	Audio webcast (available at http://www.astrazeneca.com/). You will be able to email questions to the presenters during the Q&A session.

2)	Teleconference with Q&A Dial in numbers:

UK freephone:  0800 077 8492
USA freephone: 1 866 804 8688
Swedish freephone: 0200 110 487
International: +44 (0)844 335 0351
Emergency back-up number: +44 (0) 208 974 7900

Passcode: 167623#

Printable pdf versions of slides will be available to download on the AstraZeneca Investor Relations website (http://www.astrazeneca.com/investor/) 15 minutes before the analysts presentation begins.

Details of the teleconference and webcast replay facilities are available on the Investor Relations section of the AstraZeneca website www.astrazeneca.com/investors and the AstraZeneca Events website: http://info.astrazenecaevents.com.

Item 25

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 142,204 ordinary shares of AstraZeneca PLC at a price of 3024 pence per share on 27 July 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,364,135,062.

A C N Kemp
Company Secretary
28 July 2011

Item 26

Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June	$2011m	$2010m
Revenue	16,722	16,754
Cost of sales	(2,821)	(3,106)
Gross profit	13,901	13,648
Distribution costs	(168)	(166)
Research and development	(2,360)	(2,311)
Selling, general and administrative costs	(5,376)	(4,912)
Other operating income and expense	369	418
Operating profit	6,366	6,677
Finance income	273	259
Finance expense	(493)	(500)
Profit before tax	6,146	6,436
Taxation	(1,108)	(1,541)
Profit for the period	5,038	4,895
Other comprehensive income:
Foreign exchange arising on consolidation	246	(378)
Foreign exchange differences on borrowings forming net investment hedges	(113)	196
Amortisation of loss on cash flow hedge	1	1
Net available for sale gains/(losses) taken to equity	18	(5)
Actuarial gain/(loss) for the period	156	(328)
Income tax relating to components of other comprehensive income	(6)	17
Other comprehensive income for the period, net of tax	302	(497)
Total comprehensive income for the period	5,340	4,398

Profit attributable to:
Owners of the parent	5,020	4,884
Non-controlling interests	18	11
	5,038	4,895

Total comprehensive income attributable to:
Owners of the parent	5,318	4,381
Non-controlling interests	22	17
	5,340	4,398

Basic earnings per $0.25 Ordinary Share	$3.61	$3.37
Diluted earnings per $0.25 Ordinary Share	$3.60	$3.36
Weighted average number of Ordinary Shares in issue (millions)	1,389	1,448
Diluted weighted average number of Ordinary Shares in issue (millions)	1,395	1,454

Condensed Consolidated Statement of Comprehensive Income

For the quarter ended 30 June	$2011m	$2010m
Revenue	8,430	8,178
Cost of sales	(1,482)	(1,452)
Gross profit	6,948	6,726
Distribution costs	(88)	(88)
Research and development	(1,198)	(1,320)
Selling, general and administrative costs	(2,868)	(2,450)
Other operating income and expense	171	166
Operating profit	2,965	3,034
Finance income	136	126
Finance expense	(243)	(243)
Profit before tax	2,858	2,917
Taxation	(735)	(801)
Profit for the period	2,123	2,116
Other comprehensive income:
Foreign exchange arising on consolidation	38	(175)
Foreign exchange differences on borrowings forming net investment hedges	(21)	92
Amortisation of loss on cash flow hedge	1	1
Net available for sale gains/(losses) taken to equity	7	(5)
Actuarial gain/(loss) for the period	174	(247)
Income tax relating to components of other comprehensive income	(33)	11
Other comprehensive income for the period, net of tax	166	(323)
Total comprehensive income for the period	2,289	1,793

Profit attributable to:
Owners of the parent	2,113	2,107
Non-controlling interests	10	9
	2,123	2,116

Total comprehensive income attributable to:
Owners of the parent	2,273	1,777
Non-controlling interests	16	16
	2,289	1,793

Basic earnings per $0.25 Ordinary Share	$1.53	$1.46
Diluted earnings per $0.25 Ordinary Share	$1.53	$1.45
Weighted average number of Ordinary Shares in issue (millions)	1,381	1,445
Diluted weighted average number of Ordinary Shares in issue (millions)	1,387	1,450

Condensed Consolidated Statement of Financial Position

	At 30 Jun 2011 $m	At 31 Dec 2010 $m	At 30 Jun 2010 $m
ASSETS Non-current assets
Property, plant and equipment	6,832	6,957	6,824
Goodwill	9,877	9,871	9,846
Intangible assets	12,072	12,158	12,832
Derivative financial instruments	319	324	370
Other investments	218	211	193
Deferred tax assets	1,397	1,475	1,206
	30,715	30,996	31,271
Current assets
Inventories	2,021	1,682	1,689
Trade and other receivables	8,320	7,847	7,307
Other investments	679	1,482	1,964
Derivative financial instruments	3	9	-
Income tax receivable	1,538	3,043	3,328
Cash and cash equivalents	9,613	11,068	9,088
Assets classified as held for sale*	517	-	-
	22,691	25,131	23,376
Total assets	53,406	56,127	54,647
LIABILITIES Current liabilities
Interest-bearing loans and borrowings	(372)	(125)	(1,275)
Trade and other payables	(8,513)	(8,661)	(7,362)
Derivative financial instruments	-	(8)	(201)
Provisions	(1,097)	(1,095)	(947)
Income tax payable	(3,660)	(6,898)	(6,519)
Liabilities classified as held for sale*	(196)	-	-
	(13,838)	(16,787)	(16,304)
Non-current liabilities
Interest-bearing loans and borrowings	(9,210)	(9,097)	(9,043)
Deferred tax liabilities	(3,034)	(3,145)	(2,851)
Retirement benefit obligations	(2,354)	(2,472)	(3,478)
Provisions	(685)	(843)	(491)
Other payables	(470)	(373)	(215)
	(15,753)	(15,930)	(16,078)
Total liabilities	(29,591)	(32,717)	(32,382)
Net assets	23,815	23,410	22,265
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	341	352	360
Share premium account	3,010	2,672	2,372
Other reserves	1,915	1,917	1,939
Retained earnings	18,340	18,272	17,420
	23,606	23,213	22,091
Non-controlling interests	209	197	174
Total equity	23,815	23,410	22,265
* Assets and liabilities held for sale represent the assets and liabilities of Astra Tech (see Note 1).

Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June	$2011m	Restated 2010 $m
Cash flows from operating activities
Profit before taxation	6,146	6,436
Finance income and expense	220	241
Depreciation, amortisation and impairment	1,037	832
Increase in working capital and short-term provisions	(1,053)	(977)
Other non-cash movements	(236)	32
Cash generated from operations	6,114	6,564
Interest paid	(282)	(323)
Tax paid	(3,003)	(1,474)
Net cash inflow from operating activities	2,829	4,767
Cash flows from investing activities
Movement in short-term investments and fixed deposits*	852	(483)
Purchase of property, plant and equipment	(381)	(313)
Disposal of property, plant and equipment	46	28
Purchase of intangible assets	(294)	(1,172)
Disposal of intangible assets	-	210
Purchase of non-current asset investments	(6)	(23)
Disposal of non-current asset investments	-	2
Acquisitions of business operations	-	(348)
Interest received	85	77
Payments made by subsidiaries to non-controlling interests	(16)	(10)
Net cash inflow/(outflow) from investing activities	286	(2,032)
Net cash inflow before financing activities	3,115	2,735
Cash flows from financing activities
Proceeds from issue of share capital	340	193
Repurchase of shares for cancellation	(2,544)	(709)
Repayment of loans	-	(717)
Dividends paid	(2,646)	(2,367)
Movement in derivative financial instruments*	41	(156)
Movement in short-term borrowings	19	(27)
Net cash outflow from financing activities	(4,790)	(3,783)
Net decrease in cash and cash equivalents in the period	(1,675)	(1,048)
Cash and cash equivalents at the beginning of the period	10,981	9,828
Amounts reclassified as held for sale	(47)	-
Exchange rate effects	40	(36)
Cash and cash equivalents at the end of the period	9,299	8,744
Cash and cash equivalents consists of:
Cash and cash equivalents	9,613	9,088
Overdrafts	(314)	(344)
	9,299	8,744
*2010 restated to reclassify $156m movement in derivative financial instruments associated with financing activities.

Condensed Consolidated Statement of Changes in Equity

	Share capital $m	Share premium account $m	Other* reserves $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 January 2010	363	2,180	1,919	16,198	20,660	161	20,821
Profit for the period	-	-	-	4,884	4,884	11	4,895
Other comprehensive income	-	-	-	(503)	(503)	6	(497)
Transfer to other reserve	-	-	16	(16)	-	-	-
Transactions with owners:
Dividends	-	-	-	(2,484)	(2,484)	-	(2,484)
Issue of AstraZeneca PLC Ordinary shares	1	192	-	-	193	-	193
Repurchase of AstraZeneca PLC Ordinary shares	(4)	-	4	(709)	(709)	-	(709)
Share-based payments	-	-	-	50	50	-	50
Transfer from non-controlling interests to payables	-	-	-	-	-	(3)	(3)
Dividend paid to non-controlling interest	-	-	-	-	-	(1)	(1)
Net movement	(3)	192	20	1,222	1,431	13	1,444
At 30 June 2010	360	2,372	1,939	17,420	22,091	174	22,265

	Share capital $m	Share premium account $m	Other* reserves $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 January 2011	352	2,672	1,917	18,272	23,213	197	23,410
Profit for the period	-	-	-	5,020	5,020	18	5,038
Other comprehensive income	-	-	-	298	298	4	302
Transfer to other reserve	-	-	(15)	15	-	-	-
Transactions with owners:
Dividends	-	-	-	(2,594)	(2,594)	-	(2,594)
Issue of AstraZeneca PLC Ordinary shares	2	338	-	-	340	-	340
Repurchase of AstraZeneca PLC Ordinary shares	(13)	-	13	(2,544)	(2,544)	-	(2,544)
Share-based payments	-	-	-	(127)	(127)	-	(127)
Transfer from non-controlling interests to payables	-	-	-	-	-	(6)	(6)
Dividend paid to non-controlling interests	-	-	-	-	-	(4)	(4)
Net movement	(11)	338	(2)	68	393	12	405
At 30 June 2011	341	3,010	1,915	18,340	23,606	209	23,815
* Other reserves includes the capital redemption reserve and the merger reserve.

Responsibility Statement of the Directors in Respect of the Half-Yearly Financial Report

We confirm that to the best of our knowledge:

•	the condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union;

•	the half-yearly management report includes a fair review of the information required by:

(a)
DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

(b)
DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

The Board

The Board of Directors that served during all or part of the six-month period to 30 June 2011 and their respective responsibilities can be found on pages 106 and 107 of the AstraZeneca Annual Report and Form 20-F Information 2010 with the exception of Baroness Shriti Vadera, who was appointed on 1 January 2011.  Jane Henney retired from the Board on 28 April 2011.

Approved by the Board and signed on its behalf by

David R Brennan
Chief Executive Officer
28 July 2011

Independent Review Report to AstraZeneca PLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2011 (but not for the quarter ended 30 June 2011) which comprises condensed consolidated statement of comprehensive income, condensed consolidated statement of financial position, condensed consolidated statement of cash flows, condensed consolidated statement of changes in equity and Notes 1 to 5 and 7. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Disclosure and Transparency Rules ("the DTR") of the UK's Financial Services Authority ("the UK FSA"). Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FSA.

As disclosed in Note 1, the annual financial statements of the group are prepared in accordance with International Financial Reporting Standards (“IFRSs”) as adopted by the European Union (“EU”) and as issued by the International Accounting Standards Board (“IASB”). The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2011 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FSA.

Jimmy Daboo

For and on behalf of KPMG Audit Plc

Chartered Accountants

15 Canada Square
London E14 5GL

28 July 2011

Notes to the Interim Financial Statements

1	BASIS OF PREPARATION AND ACCOUNTING POLICIES

These condensed consolidated interim financial statements (“interim financial statements”) for the six months ended 30 June 2011 have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union.  The annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and as issued by the International Accounting Standards Board. As required by the Disclosure and Transparency Rules of the Financial Services Authority, the interim financial statements have been prepared applying the accounting policies and presentation that were applied in the preparation of the Company’s published consolidated financial statements for the year ended 31 December 2010, except where new or revised accounting standards have been applied. There has been no significant impact on the Group profit or net assets on adoption of new or revised accounting standards in the period.

In June 2011, the Group announced the agreement to sell the Astra Tech business to Dentsply International for approximately $1.8 billion in cash. At 30 June 2011, Astra Tech’s assets were $517 million and liabilities were $196 million and, in accordance with IFRS 5, these have been reclassified on the Group’s balance sheet as assets and liabilities held for sale. The transaction is anticipated to be completed during the second half of 2011, subject to receipt of relevant regulatory clearances. Upon closing, a gain will be recorded as “other operating income” and excluded from Core financial measures.

The Group has considerable financial resources available.  The Group’s revenues are largely derived from sales of products which are covered by patents and for which, historically at least, demand has been relatively unaffected by changes in the general economy.  As a consequence, the Directors believe that the Group is well placed to manage its business risks successfully and as such, the interim financial statements have been prepared on a Going Concern basis.

The information contained in Note 4 updates the disclosures concerning legal proceedings and contingent liabilities in the Group’s Annual Report and Form 20-F Information 2010.

The comparative figures for the financial year ended 31 December 2010 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Company's auditors and delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

2	NET FUNDS

The table below provides an analysis of net funds and a reconciliation of net cash flow to the movement in net funds.

	At 1 Jan 2011 $m	Cash flow $m	Amounts reclassified as held for sale $m	Non- cash mvmts $m	Exchange mvmts $m	At 30 Jun 2011 $m
Loans due after one year	(9,097)	-	-	(3)	(110)	(9,210)
Other investments - current	1,482	(852)	-	24	25	679
Net derivative financial instruments	325	(41)	-	38	-	322
Cash and cash equivalents	11,068	(1,448)	(47)	-	40	9,613
Overdrafts	(87)	(227)	-	-	-	(314)
Short-term borrowings	(38)	(19)	-	-	(1)	(58)
	12,750	(2,587)	(47)	62	64	10,242
Net funds	3,653	(2,587)	(47)	59	(46)	1,032

Non-cash movements in the period include fair value adjustments under IAS 39.

3	RESTRUCTURING COSTS

Profit before tax for the six months ended 30 June 2011 is stated after charging restructuring costs of $281 million ($138 million for the second quarter 2011).  These have been charged to profit as follows:

	2nd Quarter 2011 $m	2nd Quarter 2010 $m	Half Year 2011 $m	Half Year 2010 $m
Cost of sales	20	63	32	91
Research and development	79	354	169	372
Selling, general and administrative costs	39	53	80	102
Total	138	470	281	565

4	LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation and investigations relating to product liability, commercial disputes, infringement of intellectual property rights, the validity of certain patents, anti-trust law, sales and marketing practices. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2010. Unless noted otherwise below or in the Annual Report and Form 20-F Information 2010, no provisions have been established in respect of the claims discussed below.

As discussed in the Company's Annual Report and Form 20-F Information 2010, for the majority of claims in which AstraZeneca is involved it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, AstraZeneca discloses information with respect only to the nature and facts of the cases but no provision is made.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, we record the loss absorbed or make a provision for our best estimate of the expected loss.

The position could change over time and the estimates that we have made and upon which we have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the Annual Report and Form 20-F Information 2010 and herein.

AstraZeneca has full confidence in, and will vigorously defend and enforce its intellectual property.

Matters previously disclosed in respect of first quarter of 2011 and April 2011

Atacand
Patent litigation – Canada
As previously reported, in December 2010, AstraZeneca received a second Notice of Allegation from Teva Canada Limited (Teva) in respect of Canadian Atacand substance patent no. 2,040,955 (the ‘955 patent) and formulation patent no. 2,083,305 (the ‘305 patent) listed on the Canadian Patent Register for Atacand.  Teva has confirmed it will await the expiry of the ‘955 patent.  AstraZeneca did not commence an application in response.

In March 2011, AstraZeneca received a Notice of Allegation from Apotex Inc. (Apotex) in respect of the ‘955 and ‘305 patents listed on the Canadian Patent Register for Atacand.  Apotex has confirmed it will await the expiry of the ‘955 patent.  AstraZeneca did not commence an application in response.

Patent litigation – Brazil
As previously reported, in October 2010, AstraZeneca filed an infringement action with a request for an interlocutory injunction against Sandoz do Brasil Industria Farmaceutica Ltda (Sandoz) in the Central Court of São Paolo.  The Court denied the request for an interlocutory injunction.  AstraZeneca appealed the decision and, in February 2011, the Court of Appeal upheld the lower court’s decision to deny the request for an interlocutory injunction.  The main infringement action continues.

Patent litigation – EU
As previously reported, in Portugal, a request was filed with the Lisbon Administrative Court of First Instance in December 2009 seeking a preliminary injunction to suspend the marketing authorisations for generic candesartan cilexetil granted to Sandoz Farmacêutica Limitada (Sandoz).  The Court denied the preliminary injunction.  The decision was appealed and the Court of Appeal ordered the Court of First Instance to hold a hearing.  After a hearing in February 2011 the Lisbon Administrative Court of First Instance granted the request for a preliminary injunction and ordered the suspension of the marketing authorisations granted to Sandoz until 24 October 2012, i.e. the date of expiry of the supplementary protection certificate.  This decision can be appealed.

Atacand Plus (candesartan cilexetil/hydrochlorothiazide)
Patent litigation – Canada
As previously reported, in April 2010, AstraZeneca received a Notice of Allegation from Pharmascience Inc. (PMS) in respect of the Atacand Plus formulation patent no. 2,083,305 (the ‘305 patent) listed on the Canadian Patent Register for Atacand Plus.  AstraZeneca commenced a proceeding in response in June 2010.  In February 2011, AstraZeneca discontinued its application.

As previously reported, in December 2010, AstraZeneca received a Notice of Allegation from PMS in respect of the Atacand Plus combination patent no. 2,125,251 (the ‘251 patent).  AstraZeneca commenced an application in response in February 2011.

In January 2011, AstraZeneca received two Notices of Allegation from Teva Canada Limited (Teva) in respect of the ‘251 and the ‘305 patents.  Teva has agreed to await the expiry of the ‘955 patent.  AstraZeneca commenced applications in response in March 2011.

Crestor (rosuvastatin calcium)
Patent litigation – US
US Patent No. RE37,314 (the ‘314 patent)
As previously disclosed, in June 2010, the US District Court for the District of Delaware found the ‘314 patent valid and enforceable and infringed by the eight generic defendants.  The defendants appealed the decision to the Court of Appeals for the Federal Circuit.  AstraZeneca and Shionogi Seiyaku Kabushiki Kaisha filed a comprehensive responsive brief in March 2011.  Defendants filed reply briefs and briefing is now complete.  A date for oral argument has not been set.

505(b)(2) New Drug Application for rosuvastatin zinc tablets (the ‘314 patent) and US Patent Nos. 6,858,618 (the ‘618 patent) and 7,030,152 (the ‘152 patent)
As previously reported, in October 2010, AstraZeneca and Shionogi Seiyaku Kabushiki Kaisha commenced a patent infringement action in the US District Court for the District of Delaware against Watson Laboratories, Inc. (Watson) for infringement of the ‘314 patent.  In March 2011, the Court entered an order based on a stipulation which precludes Watson from re-litigating the invalidity and unenforceability issues currently pending before the Federal Circuit in the Crestor appeal involving the ‘314 patent.  The Court has set a case-schedule for discovery and other litigation events, including a trial date in May 2012.  On 19 April 2011, in this case, AstraZeneca moved to amend the complaint to add The Brighams & Women’s Hospital as a co-plaintiff and add claims of infringement of the ‘618 and ‘152 method patents.

Abbreviated New Drug Applications for rosuvastatin calcium tablets (the ‘618 and ‘152 patents)
In 2010, AstraZeneca and The Brighams & Women’s Hospital, AstraZeneca’s licensor of the ‘152 patent (together the Plaintiffs), filed ten patent infringement actions involving Crestor in the US District Court for the District of Delaware, based on the ‘152 patent and the ‘618 patent.  As previously reported in December 2010, the Court dismissed nine of the infringement actions for lack of subject-matter jurisdiction.  In January 2011, the Plaintiffs appealed the dismissals to the Federal Circuit.  The Plaintiffs also asked the District Court to stay the remaining action against Sandoz Inc. pending the outcome of the appeals.  In March 2011, the Plaintiffs filed an opening brief in the Federal Circuit.

Palmetto Pharmaceuticals, LLC v. AstraZeneca Pharmaceuticals LP (Infringement Suit)
AstraZeneca Pharmaceuticals LP v. Palmetto Pharmaceuticals, LLC (Declaratory Judgment suit)
On 5 April 2011, Palmetto Pharmaceuticals, LLC (Palmetto) filed a patent infringement suit in the US District Court for the District of South Carolina asserting that AstraZeneca’s sales of Crestor induce infringement of Palmetto’s US patent no. 6,465,516 (the ‘516 patent), for which an Ex Parte Reexamination Certificate was issued on 5 April 2011.

On 7 April 2011, AstraZeneca filed a declaratory judgment action in the US District Court for the District of Delaware against Palmetto seeking a judgment of non-infringement and invalidity of Palmetto’s ‘516 patent.

On 26 April 2011, AstraZeneca filed a motion seeking dismissal or, alternatively, summary judgment of non-infringement in Palmetto’s patent infringement suit in the District of South Carolina.

Patent litigation – Canada
As previously reported, in February 2010, AstraZeneca received a Notice of Allegation from Pharmascience Inc. (PMS) in respect of Crestor substance patent no. 2,072,945 (the ‘945 patent) and formulation patent no. 2,313,783 (the ‘783 patent). AstraZeneca commenced an application in response in April 2010.  A 4-day hearing will commence 9 January 2012.

As previously reported, in August 2010, AstraZeneca received a Notice of Allegation from Mylan Pharmaceuticals ULC (Mylan) in respect of the ‘945 and ‘783 patents and formulation patent 2,315,141 listed on the Canadian Patent Register for Crestor.  In April 2011, AstraZeneca reached a comprehensive settlement resolving the litigation and as part of the agreement, Mylan may enter the Canadian market in April 2012, or earlier in certain circumstances.

Patent litigation – EU
In Portugal, in February and March 2011, the Appeal Court confirmed the preliminary injunctions to suspend the marketing authorisations granted to Teva Pharma Lda and Sandoz Farmaceutica Lda and dismissed the appeal.  The suspension of the marketing authorisations will be maintained until a decision is rendered within the main administrative action.

Patent litigation – Brazil
AstraZeneca filed an administrative action against the administrative body ANVISA for a preliminary injunction for immediate suspension of the decision to grant market approval of Germed Farmacêutica Ltda’s (Germed) generic rosuvastatin and to revoke the marketing approval.  The preliminary injunction was partially granted on 4 March 2011.  On 15 March 2011, the preliminary injunction was dismissed by the court of first instance.  AstraZeneca has appealed the decision.  On 18 March 2011, AstraZeneca filed a patent infringement action against Germed with a request for a preliminary injunction.  On 31 March 2011 the court denied AstraZeneca’s request.  AstraZeneca appealed the decision and on 14 April 2011 the Reporting Judge of the Appeal Court rejected the request. AstraZeneca is awaiting the decision by the panel of the Appeal Court.

Iressa
Both the Osaka and Tokyo courts have issued decisions regarding the Iressa product liability litigation (the details of which have been previously reported).  On 25 February 2011, the Osaka District Court issued its decision, dismissing one claim, and ordering AstraZeneca to pay approximately $670,000 for the remaining three claims, plus interest.   AstraZeneca is appealing the Osaka decision.   On 23 March 2011, the Tokyo District Court issued its decision dismissing one Iressa claim and ordering AstraZeneca and the Japanese Ministry of Health, Labour and Welfare to pay approximately $192,000 on the remaining two claims, plus interest.   AstraZeneca is appealing the Tokyo decision.

Nexium (esomeprazole magnesium)
Patent litigation – US
Abbreviated New Drug Applications (ANDAs)
As previously reported, in January 2011, AstraZeneca entered into an agreement to settle the litigation with Dr Reddy’s Laboratories Ltd and Dr Reddy’s Laboratories Inc (together DRL), a prior ANDA filer.  As a result of the DRL settlement and entry of a consent judgment, all of the DRL ANDA litigation was dismissed.

As to the remaining ANDA filers, as previously reported, in 2008, AstraZeneca received a Paragraph IV Certification notice-letter from Sandoz Inc. (Sandoz) stating that Sandoz had submitted an ANDA for approval to market esomeprazole magnesium delayed-release capsules.  In 2009, AstraZeneca commenced patent infringement litigation in the US District Court for the District of New Jersey.  In 2009, the Court stayed the Sandoz patent infringement litigation.  In view of the settlement with DRL in January 2011, the Court referred the matter back to Magistrate Judge Bongiovanni for scheduling and further proceedings.  On 26 April 2011, the magistrate judge entered an order staying for one month the case-schedule she entered for this case on 14 April 2011.

In addition, as previously reported, in 2009, AstraZeneca received a Paragraph IV Certification notice-letter from Lupin Limited (Lupin) stating that Lupin had submitted an ANDA for approval to market esomeprazole magnesium delayed-release capsules.  In October 2009, AstraZeneca commenced patent infringement litigation against Lupin in the US District Court for the District of New Jersey.  In March 2010, the Court stayed the Lupin patent infringement litigation.  In view of the settlement with DRL in January 2011, the Court has also referred the Lupin matter back to Magistrate Judge Bongiovanni for scheduling and further proceedings.

505(b)(2) New Drug Application for esomeprazole strontium capsules
As previously reported in December 2010, AstraZeneca received a Paragraph IV Certification notice-letter from Hanmi USA Inc. (Hanmi) stating that it had submitted a New Drug Application under section 505(b)(2) for FDA approval to market 20 and 40mg esomeprazole strontium capsules.  Hanmi alleges non-infringement or invalidity of 11 patents listed in the FDA’s Orange Book with reference to Nexium.  AstraZeneca commenced a patent infringement action against Hanmi in the United States District Court for the District of New Jersey in February 2011.

Patent litigation – Canada
As previously reported, AstraZeneca commenced a patent infringement action against Apotex Inc. (Apotex) in October 2010.  Trial is set to begin in September 2013.  In response to indications in the Canadian market that Apotex launched its generic esomeprazole magnesium product on 7 March 2011, AstraZeneca brought a motion for interim and interlocutory injunctions on 11 March 2011 to prevent such sales pending determination of the patent infringement action between the parties.  On 19 April 2011, the Canadian Federal Court conducted a hearing on the motion.  The Court reserved judgment.

In March 2011, Apotex served AstraZeneca with a claim for damages pursuant to Section 8 of the Patented Medicines (Notice of Compliance) Regulations.  AstraZeneca is considering its response.

Patent Litigation – EU: 10-year countries
In the UK, Consilient Health Limited (Consilient) was granted approval for a generic esomeprazole product manufactured by Krka, d.d., Novo Mesto (Krka) in Slovenia.  AstraZeneca initiated infringement proceedings against both companies in September 2010.  Consilient and Krka have agreed not to launch their product pending the outcome of the main infringement case and AstraZeneca has undertaken to be liable for losses of the defendants and third parties if the injunction is lifted at a later date.  The trial will start on 23 January 2012.

In the UK, in October 2010 AstraZeneca was served an invalidity case in which Ranbaxy (UK) Ltd (Ranbaxy UK) claimed that the Nexium esomeprazole magnesium patent (EP 1020461) and the esomeprazole magnesium trihydrate patent (EP 0984957) are invalid in the UK.  Ranbaxy UK further requested the court to confirm that its generic esomeprazole product does not infringe either patent if launched in the UK.  In March 2011, AstraZeneca filed suit against Ranbaxy UK claiming that its generic esomeprazole product infringes the Nexium esomeprazole magnesium patent (EP 1020461).  The trial of the non-infringement part will commence on 7 June 2011.  The invalidity part has been stayed pending the non-infringement trial.

In Germany, in December 2010 the court rejected AstraZeneca’s request for preliminary injunctions to prevent Krka, d.d., Novo Mesto, TAD Pharma GmbH, Abz-Pharma GmbH, CT Artzneimittel GmbH, ratiopharm GmbH, Teva GmbH, Hexal AG and Sandoz Pharmaceuticals GmbH from marketing and selling generic esomeprazole products in Germany.  The decision was published in March 2011.  AstraZeneca has decided not to appeal.

In Italy, in the Court of Turin, EG s.p.a. (a company in the Stada group) (EG) filed a law suit in June 2010 claiming the Nexium esomeprazole magnesium patent (EP 1020461) as invalid in Italy.  These proceedings are in early stages.  AstraZeneca has added a counterclaim of infringement against EG and in February 2011, AstraZeneca filed a request for and received a preliminary injunction against EG. The injunction was revoked in April 2011.

In February and March 2011, in the District Court of Trieste, AstraZeneca was granted preliminary injunctions against Teva Italia s.r.l., ratiopharm GmbH, ratiopharm Italia s.r.l., Doc Generici s.r.l., Sandoz Pharmaceuticals GmbH, Sandoz s.p.a. and Mylan s.p.a.  The generic companies appealed and in March 2011 the injunctions were revoked.  In February and March 2011 in Milan, generic companies including Mylan s.p.a., Sandoz s.p.a., Crinos s.p.a., Ranbaxy Italia s.p.a., Zentiva ks and Zentiva Italia s.r.l. initiated preliminary proceedings for declaratory judgments of non-infringement regarding esomeprazole magnesium patent (EP 1020461). Initial hearings are scheduled for May 2011.  In February in Trieste, Mylan s.p.a. filed law suits claiming the Nexium esomeprazole magnesium patent (EP 1020461) and Nexium formulation patent (EP 0984773) as invalid in Italy.  Separate hearings are set for 13 July 2011, and 15 July 2011 respectively.

In France, ratiopharm GmbH and Laboratoire ratiopharm S.A. (together ratiopharm) filed a law suit against AstraZeneca in August 2010 claiming the Nexium esomeprazole magnesium patent (EP 1020461) as invalid in France.  ratiopharm has since withdrawn this law suit.  Ethypharm S.A. filed a law suit against AstraZeneca in August 2010, claiming the Nexium esomeprazole magnesium patent (EP 1020461) and a cloud-point formulation patent (EP 1124539) as invalid in France.  The next hearing in these cases will be in June 2011.  In February 2011, Mylan S.A.S. filed a law suit against AstraZeneca claiming the Nexium esomeprazole magnesium patent (EP 1020461) as invalid in France.  In April 2011, AstraZeneca filed a patent infringement suit against Ethypharm S.A. for infringement of the Nexium esomeprazole magnesium patent (EP1020461) and the Nexium process patent (EP 0773940) and requested a preliminary injunction against Ethypharm S.A.  A preliminary injunction hearing is scheduled for May 2011.

Patent Litigation – EU: 6-year countries
In Denmark, in 2010, the court granted AstraZeneca preliminary injunctions preventing Sandoz from continuing to sell the product based on infringement of the Nexium esomeprazole magnesium patent (EP 1020461) and the Nexium process patent (EP 0773940).  The injunctions were upheld by the Appeal Court in February 2011.

In Austria, in February 2011, the court denied AstraZeneca’s request for preliminary injunction to prevent ratiopharm Arzneimittel Vertriebs-GmbH from marketing and selling generic esomeprazole magnesium product in Austria.  AstraZeneca has appealed this decision.

In Finland, in March 2011, AstraZeneca initiated a declaratory action requesting the District Court of Helsinki to confirm that Krka Sverige AB and ratiopharm GmbH would infringe a patent relating to esomeprazole if they were to commercialise generic esomeprazole magnesium products in Finland.  AstraZeneca initiated a similar declaratory action against Ranbaxy (UK) Limited in December 2009 and the trial has been scheduled for 25 and 26 May 2011.

In Spain, AstraZeneca’s request for a preliminary injunction against Sandoz Farmacéutica S.A., Bexal Farmacéutica S.A., and Acost Comercial Genericpharma, S.L. (all in the Sandoz group) was initially granted by the court but revoked in July 2010 after a hearing.  AstraZeneca has appealed this ruling and awaits the appellate decision.  Separately, in AstraZeneca’s main patent infringement action against Sandoz Farmacéutica S.A., Bexal Farmacéutica S.A., and Acost Comercial Genericpharma, S.L., trial is scheduled for September 2011.

In Ireland, in August 2010, AstraZeneca initiated a main action against Krka, d.d., Novo Mesto and Pinewood Laboratories Ltd claiming that the sale and marketing of their generic esomeprazole magnesium products infringes the Nexium esomeprazole magnesium patent (EP 1020461).  The defendants have filed a counter action claiming that EP 1020461 is invalid in Ireland.

In Lithuania and Estonia in March 2011, the Appeal Courts upheld the interlocutory injunctions against Krka, d.d., Novo Mesto to restrain this company from commercialising generic magnesium esomeprazole product in Lithuania and Estonia.

Patent litigation – Norway
In Norway, in July 2008 Hexal AG, Sandoz AS and Sandoz A/S initiated an invalidity case regarding two esomeprazole-related patents.  In December 2009, the Court of Oslo invalidated a formulation patent but upheld a substance patent related to esomeprazole.  In March 2011, the Appeal Court confirmed the decision from the Court of Oslo.

Patent Proceedings
As previously disclosed, the European Patent Office (EPO) published the grant of two patents that relate to Nexium (EP 1020461) and Nexium i.v. (EP 1020460) in July 2009.  The period for filing Notices of Opposition to the grant of these new patents expired in April 2010.  Thirteen Notices of Opposition have been filed in relation to EP 1020461 and six Notices of Opposition in relation to EP 1020460.  The EPO has now issued summonses to attend oral hearing proceedings relating to both sets of oppositions.  Oral proceedings relating to EP 1020461 will be held on 7, 8 and 9 June 2011.  Oral proceedings relating to EP 1020460 will be held on 30 June and 1 July 2011.

Pulmicort Respules (budesonide inhalation suspension)
In January 2011, the Court of Appeals for the Federal Circuit denied Apotex Group’s petition for an en banc rehearing of their appeal of the preliminary injunction entered by the US District Court for the District of New Jersey.

In March 2011, the Court ordered the patent case against Sandoz, Inc. to be consolidated with the already consolidated actions against Breath Ltd. (now Watson Pharmaceuticals, Inc.) and the Apotex Group.  A new scheduling order for the consolidated cases was subsequently entered by the Court.  No trial date has been set.

Seroquel (quetiapine fumarate)
Sales and marketing practices
In March 2011, AstraZeneca completed a previously announced settlement in principle to resolve Seroquel-related consumer protection and deceptive trade practice claims under state law with 37 states and Washington, DC as part of the National Association of Attorneys General for $68.5m in the aggregate (as to which AstraZeneca previously had established a provision).

As previously reported, the states of Alaska, Arkansas, Mississippi, Montana, New Mexico, South Carolina and Utah have sued AstraZeneca under various state laws generally alleging that AstraZeneca made false and/or misleading statements in connection with the marketing and promotion of Seroquel.  In February 2011, the state of Utah filed an amended complaint after a federal judge had dismissed its complaint in December 2010.

In March 2011, the US Court of Appeals for the Eleventh Circuit affirmed the November 2008 dismissal by the Seroquel Multi-District Litigation (MDL) court of a putative nationwide class action lawsuit brought on behalf of all individual and non-governmental third-party payers of Seroquel, which had alleged that AstraZeneca promoted Seroquel for off-label uses and misled class members into believing that Seroquel was superior to lower-cost alternative medicines.

Product liability
As of 31 March 2011, approximately 26,085 claims have been settled in principle.

As of 31 March 2011, AstraZeneca was aware of approximately 2,600 Seroquel US product liability claims that have not been settled in principle.  The majority of these remaining claims are pending in the New Jersey, New York and California state courts, although some claims are pending in a handful of other state courts and in the federal MDL.

As of 31 March 2011, legal defence costs of approximately $743m have been incurred in connection with Seroquel-related product liability claims.  As previously disclosed, AstraZeneca settled its claims against several of its insurers for a substantial part of those legal defence costs.

As previously disclosed, disputes continue with other insurers about the availability of coverage under certain insurance policies for legal defence costs and potential damages amounts.  As of 31 March 2011, out of the legal defence costs of $743m mentioned above, AstraZeneca believes that approximately $128m is covered by these other insurance policies.

Patent litigation – Brazil
As previously reported, in January 2006 AstraZeneca filed a lawsuit before the Federal Courts of Rio de Janeiro seeking judicial declaration extending the term of one of its patents from 2006 to 2012.  In March 2011, the Federal Courts of Rio de Janeiro denied AstraZeneca’s request for an extension.  AstraZeneca has decided not to appeal.

Seroquel XR
Patent litigation – US
As previously reported, in December 2010, Torrent Pharmaceuticals Ltd. (Torrent) filed a Motion for Clarification and Reconsideration of the decision by the US District Court for the District of New Jersey interpreting claims of the Seroquel XR formulation patent (US patent no. 5,948,437).  In February 2011, the Court denied Torrent’s motion.

As previously reported, in July 2010, AstraZeneca received a Paragraph IV Certification notice-letter from Osmotica Pharmaceutical Corporation (Osmotica) indicating that it was seeking approval to market generic versions of 200, 300 and 400mg Seroquel XR tablets before the expiration of US Patent No. 5,948,437 (the '437 patent).   In August 2010, AstraZeneca filed a law suit in the US District Court for the District of New Jersey against Osmotica.  In April 2011, AstraZeneca received another Paragraph IV Certification notice-letter from Osmotica indicating that it was seeking approval to market generic versions of 50 and 150mg Seroquel XR tablets before the expiration of the '437 patent.

As previously reported, in October 2010, AstraZeneca received a Paragraph IV Certification notice-letter from Mylan Pharmaceuticals Inc. (Mylan) indicating that it was seeking approval to market generic versions of 200mg Seroquel XR tablets before the expiration of the '437 patent.  In October 2010, AstraZeneca filed a lawsuit in the US District Court for the District of New Jersey against Mylan.  In April 2011, AstraZeneca received another Paragraph IV Certification notice-letter from Mylan indicating that it was seeking approval to market generic versions of 50, 150, 300 and 400mg Seroquel XR tablets before the expiration of the '437 patent.

Patent litigation – EU
In the UK, Teva UK Limited and Teva Pharmaceuticals Limited (together, Teva) issued revocation proceedings against AstraZeneca in December 2010.  Teva claims that the formulation patent for Seroquel XR (EP 0907364) is invalid in the UK.  Similar revocation actions were filed by Accord Healthcare Limited, Intas Pharmaceuticals Limited, Hexal AG and Sandoz Ltd in March and April 2011.

In Hungary, AstraZeneca was notified that Teva Pharmaceuticals Limited and Teva Gyógyszergyár Zrt (together Teva) had filed a request for nullity of the Hungarian formulation patent for Seroquel XR with the Hungarian Patent Office in January 2011.  Teva claims that Hungarian patent no. 225 152 should be declared null and void.  AstraZeneca is preparing its response.

In Germany, Teva Deutschland GmbH (Teva) issued revocation proceedings against AstraZeneca in February 2011.  Teva claims that the formulation patent for Seroquel XR (EP 0907364) is invalid in Germany.  AstraZeneca filed its response in March 2011.

Synagis (palivizumab)
As previously reported, this matter concerned MedImmune’s action seeking a declaratory judgment that the Queen patents owned by PDL BioPharma, Inc. (PDL) are invalid and/or not infringed by either Synagis and/or motavizumab, and that no further royalties are owed under a patent licence MedImmune and PDL signed in 1997.  The matter was settled in February 2011 with PDL agreeing to pay MedImmune $92.5m ($65m in February 2011 and $27.5m in February 2012).  In addition, PDL agreed to the release of approximately $9m in escrow to MedImmune.   MedImmune will pay no further royalties to PDL relative to Synagis.

Vimovo (fixed-dose combination of naproxen and esomeprazole)
In April 2010, the FDA approved Vimovo for marketing in the US.  Vimovo was co-developed by POZEN Inc. (Pozen) and AstraZeneca via a collaboration agreement originating in August 2006.  AstraZeneca commenced marketing of Vimovo in the US in the third quarter of 2010.  Seven patents are listed in the FDA’s Orange Book referencing Vimovo.

In March 2011, the FDA’s web-site reported a filing of a first Abbreviated New Drug Application (ANDA) containing Paragraph IV Certifications and seeking approval to market generic copies of the 375/20 mg and 500/20 mg doses of Vimovo.

On 14 March 2011, AstraZeneca received a Paragraph IV Certification Notice-letter in respect of Vimovo from Dr. Reddy’s Laboratories, Inc. and Dr. Reddy’s Laboratories, Ltd. (together, DRL).  DRL certified under Paragraph IV in its ANDA that US Patent No. 6,926,907 (the ‘907 patent) is invalid, unenforceable, and/or not infringed.  AstraZeneca licenses the ‘907 patent from Pozen and, with a February 2023 expiry, the patent is the last expiring of the seven Orange Book listed patents. On 21 April 2011, AstraZeneca and Pozen sued DRL in the US District Court for the District of New Jersey.

Zomig  (zolmitriptan)
Patent litigation – Canada
In April 2011, AstraZeneca received a Notice of Allegation from Apotex Inc. (Apotex) in respect of Canadian Zomig product-by-process patent no. 2,572,508 listed on the Canadian Patent Register for Zomig.  Apotex did not address the listed 2,064,815 substance patent (the ‘815 patent), which expires in June 2011. Therefore, Apotex cannot receive a marketing approval before expiration of the ‘815 patent. AstraZeneca is evaluating the allegations.

Other Commercial Litigation
Dr. George Pieczenik v. AstraZeneca Pharmaceuticals LP, AstraZeneca LP, et al.
On 23 March 2011, the District Court granted the defendants' joint motion to dismiss the plaintiff's claims with prejudice.  On 24 March 2011, the plaintiff filed a pro forma Notice of Appeal from the order granting dismissal of the patent infringement and Racketeering Institution and Corrupt Organisation Act claims and denying the motion for recusal.

Resonant Biotechnologies, LLC v. AstraZeneca LP, et al.
In April 2011, AstraZeneca LP, a number of AstraZeneca entities (collectively AstraZeneca) and multiple other entities were named in a patent infringement lawsuit filed in the United States District Court for the District of Delaware.  Plaintiff purports to be the exclusive licensee of US patent no. 6,218,194 (the ‘194 Patent) which is titled “Analytical Methods And Apparatus Employing An Optical Sensor Device With Refractive Index Modulation.”  Specific to AstraZeneca, Plaintiff alleges that AstraZeneca infringes the ‘194 patent “by using the Corning Epic® system”, described in the complaint as a “high-throughput label-free screening device.”  Plaintiff seeks monetary relief.  AstraZeneca is considering its response.

Network Signatures, Inc. v. AstraZeneca Pharmaceuticals LP
In April 2011, AstraZeneca Pharmaceuticals LP was named in a patent infringement law suit filed in the United States District Court for the Central District of California.  The plaintiff purports to have title to United States Patent No. 5,511,122 (the ‘122 patent) entitled “Intermediate Network Authentication.”  The plaintiff alleges that AstraZeneca’s use of “digital certificates and digital signatures implemented through the use of public key infrastructure to facilitate communication with its employees and customers” infringes the ‘122 patent.  The plaintiff seeks monetary and injunctive relief.  AstraZeneca is considering its response.

Other Pricing Litigation
Average Wholesale Price Litigation
In February 2011, the US District Court for the District of Massachusetts granted final approval of two previously announced settlements that resolve class action law suits brought by Massachusetts-only and multi-state classes of payers of Zoladex for $13m and $90m, respectively (which amounts have been paid by AstraZeneca).

340B Class Action Litigation
In March 2011, the US Supreme Court reversed a decision of the US Court of Appeals for the Ninth Circuit and held that covered entities under the 340B program do not have enforceable rights to sue as third party beneficiaries of the Pharmaceutical Pricing Agreement thereby dismissing this case and entitling AstraZeneca, and the other defendants, to judgment as a matter of law.

Other Anti-trust Litigation and Investigations
Drug importation anti-trust litigation
As previously disclosed, in August 2004, Californian retail pharmacy plaintiffs filed an action in the Superior Court of California alleging a conspiracy by AstraZeneca and approximately 15 other pharmaceutical manufacturer defendants to set the price of drugs sold in California at or above the Canadian sales price for those same drugs and otherwise restrict the importation of pharmaceuticals into the US.

In March 2011, the Superior Court of California granted the defendants’ motion for summary judgment on grounds that the plaintiffs failed to prove their allegations of a conspiracy and that the defendants were entitled to judgment as a matter of law.  In April 2011, the plaintiffs appealed the decision to the Court of Appeal of the State of California.

Other Actual and Threatened Government Investigations and Related Litigation
Foreign Corrupt Practices Act
As previously reported, AstraZeneca has received inquiries from the US Department of Justice and the Securities and Exchange Commission in connection with an investigation into Foreign Corrupt Practices Act issues in the pharmaceutical industry across several countries.  AstraZeneca is co-operating with these inquiries and is investigating, among other things, sales practices, internal controls, certain distributors, and interactions with healthcare providers, institutions, and other government officials.  AstraZeneca is investigating inappropriate conduct in certain countries, including China.  AstraZeneca's investigations are ongoing and additional governmental authorities could become involved.  It is not currently possible to predict the scope, duration or outcome of these matters, which could involve the payment of fines or other penalties.

Tax
Transfer pricing and other international tax contingencies
On 28 March 2011, AstraZeneca announced that HM Revenue & Customs in the UK and the US Internal Revenue Service had agreed the terms of an Advance Pricing Agreement regarding transfer pricing arrangements for AstraZeneca’s US business covering the 13 year period from 2002 to the end of 2014.  The Company also announced that an agreement had been reached on a related valuation matter arising on integration of the legacy Astra and legacy Zeneca US businesses in 2000 following the global AstraZeneca merger in 1999.  The provision for US transfer pricing and related valuation matters is a substantial proportion of the total net accrual for transfer pricing and other international tax contingencies of $2,310m disclosed in Note 25 of the Financial Statements on page 195 of the AstraZeneca Annual Report and Form 20-F Information 2010.

Based on the above mentioned agreements, AstraZeneca now expects to pay a net amount of $1.1bn to resolve all US transfer pricing and related valuation matters for the period from 2000 to the end of 2010 and $540m of provisions have been released to earnings in the first quarter.  The net amount payable of $1.1bn reflects expected US tax payments and updated estimates of corresponding tax refunds in other jurisdictions.

Matters disclosed in respect of the second quarter of 2011 and July 2011

Arimidex
Patent Proceedings pursuant to Patented Medicines (Notice of Compliance) Regulations—Canada (NOC Proceedings)
Between 31 May and 2 June 2011, the Canadian Federal Court conducted a hearing in the previously disclosed NOC Proceeding, filed by AstraZeneca against Mylan Pharmaceuticals ULC in respect of AstraZeneca’s Canadian substance Patent No. 1,337,420 (the ‘420 patent).

In May 2011, AstraZeneca commenced a NOC Proceeding against Teva Canada Limited in respect of the ‘420 patent.

In May 2011, AstraZeneca commenced a NOC Proceeding against Pharmascience Inc. in respect of the ‘420 patent.

In June 2011, AstraZeneca received a Notice of Allegation (NOA) from Apotex Inc. under the Canadian Patented Medicines (Notice of Compliance) regulations with respect to the ‘420 patent. AstraZeneca commenced a NOC Proceeding in response in July 2011.

Atacand
Patent litigation – EU
In Portugal, in addition to the previously disclosed cases regarding Sandoz Farmacêutica Lda. (Sandoz), Teva Pharma – Produtos Farmacêuticos Lda., PTR Pharma Consulting Lda., Laboratórios Azevados – Industria Farmacêutica, Ceamed  Servico e Consultadoria Farmacêutica Lda and Labesfal – Laboraórios Almiro S.A. (Labesfal), approvals have been granted for generic candesartan cilexetil and candesartan cilexetil and hydrochlorothiazide products to companies such as Actavis Group PTC ehf, Ratiopharm - Comércio e Indústria de Produtos Farmacêuticos, Ranbaxy Portugal - Comércio e Desenvolvimento de Produtos Farmacêuticos, Unipessoal Lda., Mylan Lda., Laboratórios Anova - Produtos Farmacêuticos, Lda, Krka d.d., Novo mesto, and Mepha - Investigação, Desenvolvimento e Fabricação Farmacêutica, Lda. Preliminary injunctions to suspend those marketing approvals as well as correspondent administrative main actions have been filed during the second quarter of 2011. In July 2011, the Court of Appeal decided to suspend the marketing approvals for Sandoz and Labesfal until the main actions have been decided.

Atacand Plus (candesartan cilexetil / hydrochlorothiazide)
Patent Proceedings pursuant to Patented Medicines (Notice of Compliance) Regulations — Canada (NOC Proceedings)
In May 2011, AstraZeneca settled the previously disclosed NOC Proceeding pending with Sandoz Canada Inc. (Sandoz) with respect to Canadian Patent Nos. 2,040,955 (the ‘955 substance patent), 2,083,305 (the ‘305 formulation patent) and 2,125,251 (the ‘251 patent). The settlement resolves the litigation and allows Sandoz to enter the Canadian market on 23 September 2012, or earlier, in certain circumstances.

Patent proceedings – EU
An Atacand Plus patent, European Patent No. 753 301 (the ’301 patent), has been the subject of opposition proceedings before the European Patent Office (EPO). Takeda owns the ’301 patent and AstraZeneca holds a licence to the patent. The ’301 patent claims a pharmaceutical composition comprising candesartan cilexetil and hydrochlorothiazide. The ’301 patent was maintained as granted by the Opposition Division of the EPO in a decision delivered in September 2007. The two opponents, Hexal AG and Strawman Ltd, appealed the decision of the Opposition Division to a Technical Board of Appeal at the EPO.

Oral proceedings were held before a Technical Board of Appeal at the EPO on 5 July 2011. At the conclusion of the proceedings, the Technical Board of Appeal decided to revoke Takeda's ‘301 patent. A written decision will be issued in due course. Takeda has several patents covering Atacand Plus in Europe and the ‘301 patent is not the only protection for the product in Europe.

Crestor (rosuvastatin calcium)
Patent litigation – US
Section 505(b)(2) New Drug Application for rosuvastatin zinc tablets and US Patent Nos. RE37,314 (the ‘314 patent), 6,858,618 (the ‘618 patent) and 7,030,152 (the ‘152 patent)
The US District Court for the District of Delaware set a modified schedule, including a new trial date of 24 September 2012, in the previously disclosed patent infringement action by AstraZeneca and Shionogi Seiyaku Kabushiki Kaisha against Watson Laboratories, Inc. for alleged infringement of the ‘314 patent.

Palmetto Pharmaceuticals, LLC v. AstraZeneca Pharmaceuticals LP (Infringement action)
AstraZeneca Pharmaceuticals LP v. Palmetto Pharmaceuticals, LLC (Declaratory Judgment action)
In April 2011, AstraZeneca filed a motion in the US District Court for the District of South Carolina seeking dismissal or, alternatively, summary judgment of non-infringement, responding to the patent infringement suit Palmetto Pharmaceuticals, LLC (Palmetto) filed against AstraZeneca in the US District Court for the District of South Carolina in April 2011, with respect to Palmetto’s US Patent No. 6,465,516 and its re-examination certificate (collectively the ‘516 patent). In May 2011, Palmetto filed an Amended Complaint in response to AstraZeneca’s motion. In June 2011, based on the Amended Complaint, AstraZeneca filed a second motion in the South Carolina District Court seeking dismissal or, alternatively, summary judgment of non-infringement of the ‘516 patent.

In April 2011, Palmetto filed with the US District Court for the District of Delaware a motion to dismiss, stay, or in the alternative transfer the declaratory judgment suit to the US District Court for the District of South Carolina. In May 2011, the US District Court for the District of Delaware entered a stipulation and consent order staying the declaratory judgment suit until the South Carolina District Court resolves the pending second motion for dismissal or summary judgment. AstraZeneca and Palmetto also agreed that if the South Carolina motion does not result in a dismissal, AstraZeneca would not oppose a motion to transfer the declaratory judgment suit to the US District Court for the District of South Carolina.

Patent Proceedings pursuant to Patented Medicines (Notice of Compliance) Regulations — Canada (NOC Proceedings)
In July 2011, AstraZeneca received a Notice of Allegation (NOA) from Laboratoire Riva Inc. (Riva) under the Canadian Patented Medicines (Notice of Compliance) regulations respecting the 2,072,945 substance patent (the ‘945 patent), the 2,313,783 formulation patent (the ‘783 patent) and the 2,315,141 formulation patent (the ‘141 patent). AstraZeneca is considering the allegations and whether to commence a proceeding.

Patent litigation/Data exclusivity – Brazil
In May 2011, AstraZeneca filed a patent infringement action against EMS S/A (EMS) with a request for a preliminary injunction. In June 2011, the court granted AstraZeneca’s request. EMS appealed the decision and the Reporting Judge of the Appeal Court suspended the effects of the preliminary injunction. Later in June 2011, the Reporting Judge reinstated the preliminary injunction. In July 2011, the new Reporting Judge suspended the effects of the preliminary injunction. In July 2011, AstraZeneca sued the health authority ANVISA in the first instance court in Brasilia and requested a preliminary injunction. AstraZeneca requests that ANVISA shall not take advantage of the data referring to Crestor (rosuvastatin calcium), refrain from granting new marketing approvals and cancel those previously approved. AstraZeneca claims that AstraZeneca’s exclusivity for the data should last for 10 years beginning from the granting of the marketing approval i.e. until February 2014.  On 22 July 2011, the Court denied the request for the preliminary injunction.

Patent litigation – Singapore
AstraZeneca was notified by the Health Sciences Authority in Singapore that Sanofi-Aventis Singapore Pte Ltd. (Sanofi) has applied for a product licence for a generic rosuvastatin product alleging that its product does not infringe AstraZeneca’s Singapore Patent No. SG 89993. In June 2011, AstraZeneca filed an action for a declaration that Singapore Patent No. SG 89993 would be infringed by Sanofi if exercising the product licence.

Entocort (budesonide)
Patent litigation – US
As previously disclosed, in 2008, AstraZeneca sued Mylan Pharmaceuticals, Inc. (Mylan) for infringement of US Patent Nos. 6,423,340 (the ‘340 patent) and 5,643,602 (the ‘602 patent) in the US District Court for the District of Delaware. In May 2010, AstraZeneca proceeded to trial against Mylan before Judge Gregory Sleet on the sole issue of infringement of the ’602 patent. In June 2011, Judge Sleet issued his opinion, finding that Mylan’s generic budesonide product did not infringe the ‘602 patent. On 18 July 2011, AstraZeneca filed a Notice of Appeal.

Faslodex (fulvestrant)
Patent litigation – US
As previously disclosed, in January 2010, AstraZeneca filed a patent infringement action against Teva Parenteral, Teva Pharmaceuticals USA, Inc. and Teva Pharmaceutical Industries Ltd (together, Teva) in the US District Court for the District of Delaware for infringement of US Patent Nos. 6,774,122 and 7,456,160. In June 2011, the case was dismissed without prejudice due to withdrawal of Teva’s Abbreviated New Drug Application (ANDA) for its fulvestrant injection product.

Nexium (esomeprazole magnesium)
Patent litigation – US
In May 2011, AstraZeneca entered into an agreement with Sandoz Inc. (Sandoz) to settle AstraZeneca’s previously disclosed patent infringement suit against Sandoz in the US District Court for the District of New Jersey for patent infringement in respect of Sandoz’s ANDA for esomeprazole magnesium delayed-release capsules. As part of the settlement agreement, AstraZeneca has granted Sandoz a licence to enter the US market with its generic esomeprazole magnesium on 27 May 2014, subject to regulatory approval, or earlier in certain circumstances.

The terms of AstraZeneca's US Nexium settlement with Sandoz are generally consistent with AstraZeneca's previous US Nexium settlements. The US District Court for the District of New Jersey has dismissed the Nexium patent litigation pending against Sandoz.

Product liability – US
Since April 2011, AstraZeneca has been named as a defendant in three product liability lawsuits involving 99 plaintiffs alleging bone deterioration, loss of bone density, and/or bone fractures caused by Nexium and/or Prilosec. The first lawsuit, filed in the United States District Court for the Southern District of Texas by a single plaintiff, was dismissed. AstraZeneca intends to vigorously defend itself against these claims.

Abbreviated New Drug Applications (ANDAs)
In June 2011, AstraZeneca received a Paragraph IV Certification notice letter from Hetero Drug Limited Unit III (Hetero) stating that it had submitted an ANDA for approval to market 20 and 40mg esomeprazole magnesium capsules. Hetero alleges non-infringement and/or invalidity of 11 patents listed in the FDA’s Orange Book with reference to Nexium.

Patent litigation – Canada
As previously disclosed, in October 2010, AstraZeneca commenced a patent infringement action against Apotex Inc. alleging infringement of five Canadian patents related to Nexium. AstraZeneca brought a motion seeking both interim and interlocutory injunctions. The Court denied the motion and AstraZeneca’s appeal, heard in June 2011, was dismissed.

Patent Litigation – EU: 10-year countries
As previously disclosed, in the UK, in October 2010, AstraZeneca was served an invalidity case in which Ranbaxy (UK) Ltd (Ranbaxy UK) claimed that the Nexium esomeprazole magnesium patent (EP 1020461) and the esomeprazole magnesium trihydrate patent (EP 0984957) are invalid in the UK. Ranbaxy UK further requested the court to confirm that its generic esomeprazole product would not infringe either patent if launched in the UK. In March 2011, AstraZeneca filed suit against Ranbaxy UK claiming that its generic esomeprazole product infringes the Nexium esomeprazole magnesium patent (EP 1020461). The trial of the non-infringement/infringement part took place in June 2011. On 15 July 2011, the court confirmed that Ranbaxy’s generic esomeprazole product does not infringe EP 1020461. The invalidity part has been stayed pending the non-infringement trial.

As previously disclosed, in France, in April 2011, AstraZeneca filed patent infringement suit against Ethypharm S.A. (Ethypharm) for infringement of the Nexium esomeprazole magnesium patent (EP 1020461) and the Nexium process patent (EP 0773940) and requested a preliminary injunction against Ethypharm to enjoin the manufacture and sale of Ethypharm’s generic esomeprazole magnesium products. A preliminary injunction hearing regarding EP 0773940 took place in May 2011, and in June 2011 the court denied the request. AstraZeneca has appealed. A preliminary injunction hearing against Ethypharm regarding the esomeprazole magnesium trihydrate patent (EP 0984957) took place in June 2011, and in July 2011 the court denied the request.   In July 2011, AstraZeneca filed a patent infringement suit against Ethypharm for infringement of EP 0984957.

In Sweden, AstraZeneca’s request for a preliminary injunction prohibiting Krka Sverige AB from commercialising its generic esomeprazole product in Sweden was rejected by the court in June 2011. AstraZeneca has decided not to appeal this decision.

In the Netherlands, on 6 July 2011, the District Court of the Hague upheld the Optical Purity patent (EP 1020461) as valid. Sandoz B.V./Hexal AG (both within the Sandoz group) and Stada Arzneimittel AG/Centrafarm Services B.V.  (both within the Stada group) are able to appeal within three months.

Patent Litigation – EU: 6-year countries
As previously disclosed, in Austria, in February 2011, the court denied AstraZeneca’s request for a preliminary injunction to prevent ratiopharm Arzneimittel Vertriebs-GmbH from marketing and selling a generic esomeprazole magnesium product in Austria. In June 2011, the Appeal Court rejected AstraZeneca’s appeal and AstraZeneca has decided not to appeal this decision. As previously disclosed, AstraZeneca requested a preliminary injunction against Krka, d.d., Novo Mesto. In June 2011, the court denied AstraZeneca’s request and AstraZeneca has decided not to appeal this decision.

As previously disclosed, in Finland, AstraZeneca initiated a declaratory action requesting the District Court of Helsinki to confirm that Ranbaxy (UK) Limited would infringe a patent relating to esomeprazole if commercialising generic esomeprazole magnesium products in Finland. The trial took place in May 2011. In June 2011, the Court denied AstraZeneca’s claim. AstraZeneca has the opportunity to appeal until the end of July. In July 2009, AstraZeneca initiated similar declaratory actions against Sandoz Oy AB and Sandoz A/S.  In September 2009, Hexal AG, Sandoz Oy AB and Sandoz A/S (all in the Sandoz group) initiated an invalidity case requesting the court to invalidate the same patent. These cases will be heard together in September 2011.

Patent litigation – Norway
As previously disclosed, in Norway, in December 2010, the Court of Oslo granted a preliminary injunction prohibiting Krka Sverige AB from commercialising its generic esomeprazole product in Norway. In June 2011, the Appeal Court confirmed the decision of the Court of Oslo.

Patent litigation – Singapore
In July 2011, AstraZeneca initiated patent infringement proceedings against Ranbaxy (Malaysia) SDN BHD based on an esomeprazole-related patent.

Patent litigation – Turkey
In July 2011, AstraZeneca initiated patent infringement proceedings against Logus Ilac, Integri Ilac, Vem Ilac, Biofarma Ilac and Sandoz Ilac San.ve Tic.AS based on esomeprazole-related patents.

Patent Proceedings – EU
As previously disclosed, the European Patent Office (EPO) published the grant of two patents that relate to Nexium (EP 1020461) and Nexium i.v. (EP 1020460) in July 2009. The period for filing Notices of Opposition to the grant of these new patents expired in April 2010. Thirteen Notices of Opposition were filed in relation to EP 1020461 and six Notices of Opposition in relation to EP 1020460.

Oral proceedings relating to EP 1020461 were held before the Opposition Division of the EPO in June 2011, when the Opposition Division of the EPO decided to revoke EP 1020461 following thirteen oppositions from generic drug manufacturers. The decision is appealable. A written decision will be delivered in due course by the EPO.

Oral proceedings relating to EP 1020460 were held on 30 June and 1 July 2011. On 1 July 2011, the Opposition Division of the EPO decided to revoke EP 1020461 following six oppositions from generic drug manufacturers. The decision is appealable. A written decision will be delivered in due course by the EPO.

Pulmicort Respules (budesonide)
Patent litigation – US
In May 2011, AstraZeneca received a Paragraph IV Certification notice letter from Watson Laboratories, Inc. (Watson) indicating that it is seeking approval to market a generic version of the 1.0 mg/2.0 ml dosage form of Pulmicort Respules before the expiration of US Patent Nos. 6,598,603, 6,899,099 and 7,524,834. In June 2011, AstraZeneca filed a patent infringement suit against Watson in the US District Court for the District of New Jersey.

Seroquel (quetiapine fumarate)
Product liability
As of July 2011, approximately 28,461 claims have been settled in principle, 28,446 of which are subject to written agreements.

As of July 2011, AstraZeneca was aware of approximately 250 Seroquel US product liability claims that have not been settled in principle. The majority of these remaining claims are pending in California courts, although some claims are pending in other state and federal courts including the multi-district litigation court. The Company has increased its provision by $55m to account for the current and anticipated future settlement costs regarding the Seroquel product liability claims, past and future defence costs associated with defending the claims since the fourth quarter 2010, and the previously disclosed provision regarding certain Seroquel state attorney general claims. The amount of this provision remains subject to a number of significant uncertainties, as previously disclosed. It is not possible at this time to provide any reasonable indication as to when remaining claims may be settled. Furthermore, it is possible that the actual cost of ultimately settling or adjudicating the Seroquel product liability claims may differ significantly from the total amount provided.

As of 30 June 2011, legal defence costs of approximately $749m have been incurred in connection with Seroquel-related product liability claims. As previously disclosed, AstraZeneca settled its claims against several of its insurers for a substantial part of those legal defence costs.

As previously disclosed, disputes continue with other insurers about the availability of coverage under certain insurance policies for legal defence costs and potential damages amounts. As of 30 June 2011, out of the legal defence costs of $749m mentioned above, AstraZeneca believes that approximately $134m is covered by these other insurance policies.

While no insurance receivable can be recognised under applicable accounting standards at this time, AstraZeneca believes that it is more likely than not that further insurance recoveries will be secured under the additional policies, but there can be no assurance of this or the amount of any potential future recovery.

Patent litigation – EU
In Portugal, as previously disclosed, in July and November 2010, AstraZeneca filed preliminary injunction proceedings with the aim of suspending the effect of the retail price decision granted to Bluescience Unipessoal Lda and Cinfa Portugal Lda as well as corresponding main actions. In June 2011, a negative decision on the suspension of the retail prices was granted. AstraZeneca has appealed the decision. In another case, where the parties are waiting for a final decision regarding the suspension of the marketing approvals and the suspension of the retail prices granted to Generis Farmacêutica S.A., KRKA Farmacêutica Sociedade Unipessoal Lda (KRKA) and Mer Medicamentos Lda, KRKA has obtained reimbursement approval and now launched its product. AstraZeneca is evaluating its options.

In Italy, AstraZeneca found out in June 2011, that the Italian Patent Office (IPO) had erroneously decided that AstraZeneca’s supplementary protection certificate for the Seroquel substance patent had lapsed due to non-payment. After AstraZeneca had informed the IPO of its mistake, the IPO issued a Certificate of Correction. AstraZeneca was informed of generics preparing for launch and filed a motion for a preliminary injunction in the Court of Milan against Teva Italia S.p.A, Mylan S.p.A, Doc Generici s.r.l, EG S.p.A and Sandoz S.p.A. A hearing is scheduled for 23 August 2011.

Seroquel XR
Patent litigation – US
In April 2011, AstraZeneca filed a lawsuit in the US District Court for the District of New Jersey against Osmotica Pharmaceutical Corporation, which had sent a Paragraph IV Certification notice letter to AstraZeneca indicating that it was seeking approval to market generic versions of Seroquel XR before the expiration of US Patent No. 5,948,437 (the ‘437 patent).

In April 2011, AstraZeneca filed a lawsuit in the US District Court for the District of New Jersey against Mylan Pharmaceuticals Inc. and Mylan Inc. (Mylan), which had sent a Paragraph IV Certification notice letter to AstraZeneca indicating that it was seeking approval to market generic versions of Seroquel XR before the expiration of the ‘437 patent.

In May 2011, following conversion of the Paragraph IV Certification of Biovail Laboratories International SRL, Biovail Corporation and BTA Pharmaceuticals, Inc. (together, Biovail) to a Paragraph III Certification, the Court entered a consent order dismissing without prejudice the pending patent infringement case against Biovail in the US District Court for the District of New Jersey for Biovail’s Abbreviated New Drug Application (ANDA) seeking approval to market generic copies of Seroquel XR.

In May 2011, AstraZeneca received a Paragraph IV Certification notice letter from Intellipharmaceutics Corp. (IPC) seeking approval to market generic versions of 150, 200, 300 and 400mg Seroquel XR before the expiration of the ‘437 patent. In its notice letter, IPC claims that certain of the claims of the ‘437 patent will not be infringed by its proposed ANDA products and that the ’437 patent is invalid. In May 2011, AstraZeneca filed a lawsuit in the US District Court for the District of New Jersey against IPC alleging infringement of the ‘437 patent. In June 2011, IPC filed a motion seeking to have the case dismissed for lack of personal jurisdiction or alternatively, for the action to be transferred to New York.  AstraZeneca filed an amended complaint in the New Jersey suit against IPC adding Intellipharmaceutics International Inc. (IPC-I) as a co-defendant.

Also in June 2011, AstraZeneca filed a second, essentially identical lawsuit in the US District Court for the Southern District of New York against IPC and IPC-I alleging infringement of the ‘437 patent.

Patent Proceedings pursuant to Patented Medicines (Notice of Compliance) regulations—Canada (NOC Proceedings)
In June 2011, AstraZeneca received a Notice of Allegation from Teva Canada Limited (Teva) in respect of Seroquel XR Canadian formulation Patent No. 2,251,944 listed on the Canadian Patent Register. Teva alleges certain of the claims will not be infringed by its generic version of 50mg Seroquel XR and that the patent is invalid. AstraZeneca is considering the allegations and whether to initiate a NOC Proceeding.

Patent litigation – EU
In the Netherlands, Accord Healthcare B.V., Accord Healthcare Ltd, Sandoz B.V. and Hexal AG issued revocation proceedings against AstraZeneca in June 2011, claiming that the formulation patent for Seroquel XR (EP 0907364) is invalid in the Netherlands. The court has scheduled a trial in January 2012.

Symbicort (fixed-dose combination of budesonide and formoterol)
Patent litigation – Turkey
In July 2011, AstraZeneca initiated patent infringement proceedings against Logus Ilac in relation to a budesonide/formoterol related patent.

Vimovo (fixed-dose combination of naproxen and esomeprazole)
In April 2011, AstraZeneca and Pozen, Inc (AstraZeneca’s licensor) filed a patent infringement suit in the US District Court for the District of New Jersey against Dr. Reddy’s Laboratories and Dr. Reddy’s Laboratories, Ltd. (together, DRL), which had sent a Paragraph IV Certification notice letter indicating that they were seeking approval to market generic versions of Vimovo tablets before expiration of US Patent No. 6,926,907. In June 2011, DRL filed an answer to the patent infringement suit.

AstraZeneca received a Paragraph IV Certification notice letter from Lupin Ltd. (Lupin) dated 10 June 2011, indicating that it is seeking approval to market generic versions of 375/20mg and 500/20mg Vimovo tablets before expiration of US Patent Nos. 5,714,504; 5,900,424; 6,369,085; 6,875,872; 6,926,907; 7,411,070; and 7,745,466. AstraZeneca is evaluating Lupin’s certifications. On 25 July 2011, AstraZeneca and Pozen, Inc (AstraZeneca’s licensor) filed a patent infringement suit in the US District Court for the District of New Jersey against Lupin for patent infringement.

Zomig (zolmitriptan)
Patent Proceedings pursuant to Patented Medicines (Notice of Compliance) regulations—Canada (NOC Proceedings)
In June 2011, AstraZeneca discontinued the NOC Proceeding brought in response to the Notice of Allegation from Apotex Inc. respecting Canadian Zomig product-by-process Patent No. 2,572,508.

Other Commercial Litigation
Verus Pharmaceuticals litigation
As previously disclosed, in May 2009, Verus Pharmaceuticals Inc. (Verus) filed a lawsuit against AstraZeneca AB and its subsidiary, Tika Läkemedel AB (Tika), alleging breaches of several related collaboration agreements to develop novel paediatric asthma treatments. In August 2010, the United States District Court for the Southern District of New York granted AstraZeneca AB and Tika’s motion to dismiss the case in its entirety. On 24 June 2011, the United States Court of Appeals for the Second Circuit affirmed the Federal District Court’s decision and upheld the dismissal of all of Verus’ claims.

Dr. George Pieczenik v. AstraZeneca Pharmaceuticals LP, AstraZeneca LP, et al.
As previously disclosed, in March 2011, the District Court granted the defendants' joint motion to dismiss the plaintiff's claims with prejudice. In March 2011, the plaintiff filed a pro forma Notice of Appeal from the order granting dismissal of the patent infringement and Racketeering Institution and Corrupt Organisation Act claims and denying the motion for recusal. The appeals were dismissed by the Federal Circuit for ripeness. A new Notice of Appeal was filed with the Federal Circuit in June 2011.

Other Pricing Litigation
Average Wholesale Price Litigation
As previously disclosed, AstraZeneca is a defendant, along with many other pharmaceutical manufacturers, in several sets of cases involving allegations that, by causing the publication of allegedly inflated wholesale list prices, the defendants caused entities to overpay for prescription drugs. In June 2011, AstraZeneca agreed in principle to settle those lawsuits brought by the Attorneys General of the States of Alaska, Idaho, and Illinois, subject to documentation. Provision has been made for these settlements.

Other Actual and Threatened Government Investigations and Related Litigation
AstraZeneca understands that the US Attorney’s Office for the District of Delaware, Criminal Division is conducting an investigation relating to AstraZeneca’s relationship with MedCo and sales of Nexium, Plendil, Toprol XL, and Prilosec. The precise parameters of this investigation are unknown, and AstraZeneca is not in a position at this time to predict its scope, duration or outcome, including whether it will result in any liability to AstraZeneca.

On 30 June 2011, and 1 July 2011 respectively, AstraZeneca’s biologics unit, MedImmune received a Civil Investigative Demand from the US Attorney's Office for the Southern District of New York and a subpoena duces tecum from the Office of the Attorney General for the State of New York Medicaid and Fraud Control Unit pursuant to what the government attorneys advised was a joint investigation relating to the sales and marketing of Synagis. In addition, AstraZeneca has received a subpoena duces tecum from the Office of the Attorney General for the State of New York Medicaid and Fraud Control Unit. The precise parameters of this investigation are unknown, and AstraZeneca is not in a position at this time to predict its scope, duration or outcome, including whether it will result in any liability to AstraZeneca.

Tax
Transfer pricing and other international tax contingencies
As previously disclosed, in March 2011, AstraZeneca announced that HM Revenue & Customs in the UK and the US Internal Revenue Service had agreed the terms of an Advance Pricing Agreement regarding transfer pricing arrangements for AstraZeneca’s US business covering the 13 year period from 2002 to the end of 2014.  The Company also announced that an agreement had been reached on a related valuation matter arising on integration of the legacy Astra and legacy Zeneca US businesses in 2000 following the global AstraZeneca merger in 1999.  The provision for US transfer pricing and related valuation matters is a substantial proportion of the total net accrual for transfer pricing and other international tax contingencies of $2,310m disclosed in Note 25 of the Financial Statements on page 195 of AstraZeneca’s Annual Report and Form 20-F Information 2010.

Based on the above mentioned agreements, AstraZeneca now expects to pay a net amount of $1.1bn to resolve all US transfer pricing and related valuation matters for the period from 2000 to the end of 2010 and $520m of provisions have been released to earnings in the first half.  The net amount payable of $1.1bn reflects expected US tax payments and updated estimates of corresponding tax refunds in other jurisdictions.  During the second quarter a net amount of $1.1bn was paid.  Further US tax payments in respect of state taxes are required in respect of the period from 2000 to the end of 2010 but are expected to be offset by amounts recoverable from the US and other jurisdictions.

5	HALF YEAR TERRITORIAL REVENUE ANALYSIS

			% Growth
	1st Half 2011 $m	1st Half 2010 $m	Actual	Constant Currency
US	6,596	7,094	(7)	(7)
Western Europe1	4,429	4,672	(5)	(8)
Canada	840	723	16	10
Japan	1,367	1,222	12	1
Other Established ROW	590	494	19	4
Established ROW2	2,797	2,439	15	4
Emerging Europe	636	596	7	5
China	625	511	22	18
Emerging Asia Pacific	484	429	13	7
Other Emerging ROW	1,155	1,013	14	14
Emerging ROW3	2,900	2,549	14	11
Total Revenue	16,722	16,754	-	(3)

1 Western Europe comprises France, Germany, Italy, Sweden, UK and others.
2 Established ROW comprises Australia, Canada, Japan and New Zealand.
3 Emerging ROW comprises Brazil, China, India, Mexico, Russia, Turkey and all other ROW countries.

6	SECOND QUARTER TERRITORIAL REVENUE ANALYSIS

			% Growth
	2nd Quarter 2011 $m	2nd Quarter 2010 $m	Actual	Constant Currency
US	3,292	3,396	(3)	(3)
Western Europe1	2,194	2,213	(1)	(9)
Canada	423	371	14	8
Japan	736	644	14	2
Other Established ROW	317	262	21	3
Established ROW2	1,476	1,277	16	4
Emerging Europe	316	286	10	5
China	303	252	20	15
Emerging Asia Pacific	242	210	15	9
Other Emerging ROW	607	544	11	10
Emerging ROW3	1,468	1,292	13	10
Total Revenue	8,430	8,178	3	(2)

1 Western Europe comprises France, Germany, Italy, Sweden, UK and others.
2 Established ROW comprises Australia, Canada, Japan and New Zealand.
3 Emerging ROW comprises Brazil, China, India, Mexico, Russia, Turkey and all other ROW countries.

7	FIRST HALF PRODUCT REVENUE ANALYSIS

	World			US		Western Europe			Established ROW			Emerging ROW
	1st Half 2011 $m	Actual Growth %	Constant Currency Growth %	1st Half 2011 $m	Actual Growth %	1st Half 2011 $m	Actual Growth %	Constant Currency Growth %	1st Half 2011 $m	Actual Growth %	Constant Currency Growth %	1st Half 2011 $m	Actual Growth %	Constant Currency Growth %
Gastrointestinal:
Nexium	2,273	(9)	(10)	1,213	(10)	454	(28)	(29)	239	9	-	367	23	22
Losec/Prilosec	474	(7)	(14)	21	(33)	127	(8)	(13)	213	1	(9)	113	(14)	(17)
Others	75	7	6	47	12	22	-	(5)	4	33	33	2	(33)	(33)
Total Gastrointestinal	2,822	(8)	(10)	1,281	(10)	603	(24)	(26)	456	6	(4)	482	11	10
Cardiovascular:
Crestor	3,192	17	13	1,478	17	613	10	7	766	25	15	335	12	8
Atacand	740	(1)	(4)	95	(17)	360	(4)	(8)	122	13	4	163	8	7
Seloken/Toprol-XL	477	(30)	(32)	192	(55)	41	(11)	(15)	19	-	(11)	225	14	11
Plendil	130	1	(3)	4	(50)	12	(20)	(20)	6	-	(17)	108	8	4
Tenormin	134	(4)	(9)	6	(14)	30	(6)	(9)	60	(2)	(11)	38	(3)	(5)
Zestril	72	(12)	(15)	5	(17)	36	(14)	(17)	9	-	-	22	(12)	(16)
OnglyzaTM	81	350	350	59	321	15	275	275	2	n/m	n/m	5	n/m	n/m
Brilinta/Brilique	3	n/m	n/m	-	-	2	n/m	n/m	-	-	-	1	n/m	n/m
Others	129	(5)	(9)	-	(100)	63	5	2	12	(8)	(15)	54	13	8
Total Cardiovascular	4,958	6	3	1,839	-	1,172	4	-	996	20	10	951	10	7
Respiratory:
Symbicort	1,554	14	10	403	14	724	2	(1)	198	62	48	229	28	25
Pulmicort	484	5	3	166	(6)	103	(10)	(13)	59	13	4	156	34	30
Rhinocort	110	(8)	(11)	43	(19)	21	(5)	(9)	9	50	33	37	(5)	(8)
Others	110	(17)	(21)	4	(83)	56	(8)	(13)	12	-	-	38	6	-
Total Respiratory	2,258	9	5	616	1	904	-	(4)	278	45	33	460	24	21
Oncology:
Arimidex	414	(56)	(58)	29	(93)	161	(48)	(48)	147	7	(3)	77	-	(4)
Zoladex	577	6	2	22	5	132	(9)	(12)	234	8	(3)	189	16	21
Casodex	271	(8)	(14)	(1)	(109)	45	(26)	(28)	172	2	(8)	55	2	-
Iressa	260	48	39	1	(50)	59	293	280	94	12	1	106	41	35
Others	312	57	53	131	93	97	56	52	31	15	4	53	26	24
Total Oncology	1,834	(15)	(19)	182	(66)	494	(16)	(18)	678	7	(3)	480	17	17
Neuroscience:
Seroquel IR	2,156	3	1	1,643	6	280	(3)	(7)	109	(10)	(19)	124	(6)	(11)
Seroquel XR	726	30	28	381	19	239	45	39	43	59	44	63	37	37
Local Anaesthetics	305	-	(5)	9	(50)	126	(8)	(12)	96	9	(2)	74	21	18
Zomig	204	(5)	(8)	77	(13)	85	(3)	(7)	35	9	-	7	-	-
Diprivan	156	-	(5)	12	(52)	23	(18)	(21)	42	31	19	79	11	7
Vimovo	10	n/m	n/m	8	n/m	-	n/m	n/m	1	n/m	n/m	1	n/m	n/m
Others	19	(5)	(10)	1	-	11	(29)	(36)	3	-	-	4	100	100
Total Neuroscience	3,576	7	4	2,131	6	764	6	2	329	9	(2)	352	10	7
Infection & Other:
Synagis	456	(9)	(9)	301	(16)	154	8	8	-	-	-	1	-	-
Merrem	330	(23)	(26)	28	(61)	112	(39)	(40)	33	14	3	157	8	4
FluMist	3	-	-	2	(33)	-	-	-	-	-	-	1	n/m	n/m
Others	74	(20)	(23)	45	(37)	7	(14)	(14)	7	17	(67)	15	100	125
Total Infection & Other	863	(16)	(17)	376	(26)	273	(18)	(19)	40	14	(9)	174	13	11
Aptium Oncology	113	(8)	(8)	113	(8)	-	-	-	-	-	-	-	-	-
Astra Tech	298	12	8	58	16	219	11	6	20	5	(5)	1	n/m	n/m
Total	16,722	-	(3)	6,596	(7)	4,429	(5)	(8)	2,797	15	4	2,900	14	11

8	SECOND QUARTER PRODUCT REVENUE ANALYSIS

	World			US		Western Europe			Established ROW			Emerging ROW
	2nd Quarter 2011 $m	Actual Growth %	Constant Currency Growth %	2nd Quarter 2011 $m	Actual Growth %	2nd Quarter 2011 $m	Actual Growth %	Constant Currency Growth %	2nd Quarter 2011 $m	Actual Growth %	Constant Currency Growth %	2nd Quarter 2011 $m	Actual Growth %	Constant Currency Growth %
Gastrointestinal:
Nexium	1,112	(12)	(14)	613	(12)	191	(36)	(42)	117	5	(5)	191	26	24
Losec/Prilosec	239	(8)	(17)	8	(42)	64	(10)	(20)	117	5	(5)	50	(25)	(28)
Others	36	(5)	(8)	22	(8)	11	-	(9)	3	50	50	-	(100)	(100)
Total Gastrointestinal	1,387	(11)	(14)	643	(12)	266	(30)	(37)	237	6	(4)	241	10	8
Cardiovascular:
Crestor	1,714	20	15	796	17	324	17	7	420	31	19	174	12	8
Atacand	385	2	(4)	49	(16)	188	4	(6)	61	11	-	87	6	5
Seloken/Toprol-XL	232	(27)	(29)	91	(51)	21	(5)	(14)	10	-	(20)	110	11	7
Plendil	62	(2)	(6)	3	(25)	6	(14)	(14)	3	-	(33)	50	2	(2)
Tenormin	71	(1)	(10)	3	(25)	15	(6)	(19)	30	(6)	(16)	23	15	10
Zestril	39	(3)	(8)	2	-	19	(5)	(15)	5	25	25	13	(7)	(7)
OnglyzaTM	46	228	228	33	230	9	125	125	1	n/m	n/m	3	n/m	n/m
Brilinta/Brilique	2	n/m	n/m	-	-	1	n/m	n/m	-	-	-	1	n/m	n/m
Others	68	-	(7)	-	(100)	34	13	3	6	(14)	(29)	28	12	8
Total Cardiovascular	2,619	10	5	977	3	617	11	2	536	24	12	489	10	7
Respiratory:
Symbicort	802	21	14	206	14	378	13	3	103	72	57	115	31	24
Pulmicort	236	9	4	88	5	49	(4)	(12)	30	7	(4)	69	30	23
Rhinocort	55	(15)	(18)	19	(34)	12	9	-	5	67	33	19	(14)	(14)
Others	55	(14)	(22)	2	(82)	30	-	(10)	6	-	-	17	-	(12)
Total Respiratory	1,148	14	7	315	3	469	10	-	144	48	35	220	22	16
Oncology:
Arimidex	181	(59)	(62)	10	(95)	55	(62)	(65)	76	6	(4)	40	5	(5)
Zoladex	302	8	3	10	(17)	69	1	(7)	123	9	(4)	100	15	21
Casodex	138	(9)	(17)	(3)	(138)	22	(27)	(33)	91	5	(7)	28	8	8
Iressa	139	49	38	-	(100)	33	267	233	51	9	(2)	55	53	44
Others	162	56	48	67	91	53	66	53	17	21	7	25	9	-
Total Oncology	922	(14)	(19)	84	(65)	232	(18)	(25)	358	8	(4)	248	18	16
Neuroscience:
Seroquel IR	1,150	10	7	889	13	144	4	(5)	55	(13)	(22)	62	(2)	(8)
Seroquel XR	387	28	23	205	14	129	59	44	23	53	40	30	11	7
Local Anaesthetics	156	1	(8)	4	(60)	63	(3)	(12)	51	4	(10)	38	23	23
Zomig	103	(6)	(11)	38	(17)	44	5	(5)	18	6	(6)	3	(25)	(25)
Diprivan	86	6	(1)	6	(54)	11	(15)	(23)	21	11	(5)	48	33	28
Vimovo	6	n/m	n/m	5	n/m	-	n/m	n/m	1	n/m	n/m	-	n/m	n/m
Others	9	(10)	(20)	1	-	5	(43)	(57)	2	(50)	(50)	1	n/m	n/m
Total Neuroscience	1,897	11	7	1,148	11	396	14	4	171	4	(8)	182	13	9
Infection & Other:
Synagis	48	12	12	6	(25)	42	23	23	-	-	-	-	-	-
Merrem	158	(20)	(24)	12	(56)	52	(37)	(41)	19	12	-	75	6	1
FluMist	-	(100)	(100)	-	(100)	-	-	-	-	-	-	-	-	-
Others	34	31	19	17	13	4	-	(33)	1	n/m	n/m	12	63	38
Total Infection & Other	240	(10)	(15)	35	(31)	98	(18)	(23)	20	18	6	87	10	4
Aptium Oncology	60	2	2	60	2	-	-	-	-	-	-	-	-	-
Astra Tech	157	17	8	30	20	116	17	6	10	-	(20)	1	n/m	n/m
Total	8,430	3	(2)	3,292	(3)	2,194	(1)	(9)	1,476	16	4	1,468	13	10

Shareholder Information
ANNOUNCEMENTS AND MEETINGS

Announcement of third quarter and nine months 2011 results	27 October 2011
Announcement of fourth quarter and full year 2011 results	2 February 2012

DIVIDENDS

The record date for the first interim dividend payable on 12 September 2011 is 5 August 2011. Shares will trade ex-dividend from 3 August 2011.

Future dividends will normally be paid as follows:

First interim	Announced in July and paid in September
Second interim	Announced in January and paid in March

TRADEMARKS

Trademarks of the AstraZeneca group of companies appear throughout this document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca appear with a ® or ™ sign and include: ONGLYZA™ and KOMBIGLYZE XR™, trademarks of Bristol-Myers Squibb Company.

ADDRESSES FOR CORRESPONDENCE

Registrar and Transfer Office Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA UK	US Depositary JP Morgan Chase & Co PO Box 64504 St Paul MN 55164-0504 US	Registered Office 2 Kingdom Street London W2 6BD UK	Swedish Central Securities Depository Euroclear Sweden AB PO Box 7822 SE-103 97 Stockholm Sweden
Tel (freephone in UK): 0800 389 1580 Tel (outside UK): +44 (0)121 415 7033	Tel (toll free in US): 800 990 1135 Tel (outside US): +1 (651) 453 2128	Tel: +44 (0)20 7604 8000	Tel: +46 (0)8 402 9000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: The interim financial statements contain certain forward-looking statements with respect to the operations, performance and financial condition of the Group. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of the interim financial statements and AstraZeneca undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trademarks; the risk of substantial adverse litigation/government investigation claims and insufficient insurance coverage; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the risk that strategic alliances and acquisitions will be unsuccessful; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of failure to manage a crisis; the risk of delay to new product launches; the difficulties of obtaining and maintaining regulatory approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as we expect; the risk of environmental liabilities; the risks associated with conducting business in emerging markets; the risk of reputational damage; the risk of product counterfeiting; the risk that regulatory approval processes for biosimilars could have an adverse effect on future commercial prospects; and the impact of increasing implementation and enforcement of more stringent anti-bribery and anti-corruption legislation.

Item 27

AstraZeneca Development Pipeline
28 July 2011

Line Extensions

Compound	Mechanism	Area Under Investigation	Phase	Estimated Filing
				US	EU	Japan	Emerging
Cardiovascular
Axanum	proton pump inhibitor + low dose aspirin FDC	low dose aspirin associated peptic ulcer	III	Withdrawn	Filed	2014	Filed
Brilinta PEGASUS-TIMI	ADP receptor antagonist	outcomes study	III	2014	2014	2014	2014
Crestor	statin	outcomes in subjects with elevated CRP	III	Launched	Launched	NA	Filed
Dapagliflozin/ metformin FDC#	SGLT2 inhibitor + metformin FDC	diabetes	III	2H 2012	2H 2012
Kombiglyze XR/ Onglyza/ metformin IR FDC#*	DPP-4 inhibitor + metformin FDC	diabetes	III	Launched	Filed		Filed
Onglyza SAVOR-TIMI#	DPP-4 inhibitor	outcomes study	III	2016
Gastrointestinal
Nexium	proton pump inhibitor	peptic ulcer bleeding	III	Filed**	Launched		Launched
Nexium	proton pump inhibitor	GERD	III	Launched	Launched	Approved	Launched
Neuroscience
Diprivan#	sedative and anaesthetic	conscious sedation	III		Launched	2H 2012	Launched
EMLA#	local anaesthetic	topical anaesthesia	III		Launched	Filed	Launched
Oncology
Faslodex	oestrogen receptor antagonist	high dose (500mg) 2nd line advanced breast cancer	III	Launched	Launched	Filed	Launched
Faslodex	oestrogen receptor antagonist	1st line advanced breast cancer	III	2016	2016	2016	2016
Iressa	EGFR tyrosine kinase inhibitor	1st line EGFR mut+ NSCLC	III		Launched	Filed	Launched
Iressa	EGFR tyrosine kinase inhibitor	treatment beyond progression	III		2015	2015	2015
Infection
FluMist/Fluenz	live, attenuated, intranasal influenza virus vaccine	influenza	III	Launched	Approved		Launched
Respiratory & Inflammation
Oxis	long-acting β2 agonist	COPD	III		Launched	3Q 2011
Symbicort	inhaled steroid/ long-acting β2 agonist	COPD	III	Launched	Launched	4Q 2011	Launched
Symbicort	inhaled steroid/ long-acting β2 agonist	SMART	III		Launched	3Q 2011	Launched
#Partnered product
*Kombiglyze XR US; Onglyza/metformin IR FDC EU
**(2nd) CRL Received

NCEs
Phase III/Registration

Compound	Mechanism	Area Under Investigation	Phase	Estimated Filing
				US	EU	Japan	Emerging
Cardiovascular
Brilinta/Brilique	ADP receptor antagonist	arterial thrombosis	III	Approved	Launched	2013	Launched
Dapagliflozin#	SGLT2 inhibitor	diabetes	III	Filed	Filed	2013	Filed
Neuroscience
Vimovo#	naproxen + esomeprazole	signs and symptoms of OA, RA and AS	III	Launched	Launched		Launched
TC-5214#	neuronal nicotinic channel modulator	major depressive disorder (adjunct)	III	2H 2012	2015
NKTR-118#	oral peripherally-acting opioid antagonist	opioid-induced constipation	III	2013	2013
Oncology
Caprelsa (vandetanib)	VEGFR/EGFR tyrosine kinase inhibitor with RET kinase activity	medullary thyroid cancer	III	Launched	Filed	1H 2012	3Q 2011
Infection
MEDI-3250*	live, attenuated, intranasal influenza virus vaccine (quadrivalent)	seasonal influenza	III	Filed	TBD
Zinforo# (ceftaroline)	extended spectrum cephalosporin with affinity to penicillin- binding proteins	pneumonia/skin infections	III		Filed		3Q 2011
Respiratory & Inflammation
Fostamatinib#	spleen tyrosine kinase (SYK) inhibitor	rheumatoid arthritis	III	2013	2013		2013
#Partnered product
*sBLA in US, MAA in EU

NCEs
Phases I and II

Compound	Mechanism	Area Under Investigation	Phase	Estimated Filing
				US	EU	Japan	Emerging
Cardiovascular
AZD2820	melanocortin receptor type 4 (MC4r) partial agonist peptide	obesity	I
AZD2927	ion channel blocker/inhibitor	atrial fibrillation	I
AZD4017	11BHSD inhibitor	glaucoma	I
AZD7687	diacylglycerol acyl transferase –1 inhibitor	diabetes	I
AZD8329	11BHSD inhibitor	diabetes	I
CAT-354	anti-IL-13 MAb	ulcerative colitis	I
MEDI-2338	anti-IL-18 MAb	post ACS	I
Neuroscience
AZD2066	metabotropic glutamate receptor 5 antagonist	chronic neuropathic pain	II
AZD2423	CCR2b antagonist	chronic neuropathic pain	II
AZD3480#	alpha4/beta2 neuronal nicotinic receptor agonist	Alzheimer’s disease	II
AZD6765	NMDA receptor antagonist	major depressive disorder	II	2016	2016
TC-5214#	neuronal nicotinic channel modulator	major depressive disorder (monotherapy)	II
AZD1446#	alpha4/beta2 neuronal nicotinic receptor agonist	Alzheimer’s disease	I
AZD3241	myeloperoxidase (MPO) inhibitor	Parkinson’s disease	I
AZD3839#	beta-secretase (BACE) inhibitor	Alzheimer’s disease	I
AZD5213	H3AN	Alzheimer’s disease/ADHD	I
MEDI-578	anti-NGF MAb	OA pain	I
#Partnered product

NCEs
Phases I and II (continued)

Compound	Mechanism	Area Under Investigation	Phase	Estimated Filing
				US	EU	Japan	Emerging
Oncology
AZD1152	Aurora kinase inhibitor	haematological malignancies	II
AZD8931	erbB kinase inhibitor	breast cancer chemo combi/solid tumours	II	2015	2015
MEDI-575#	anti-PDGFR-alpha mAb	solid tumours	II
Olaparib	PARP inhibitor	serous ovarian cancer	II	2015	2015	2015	2015
Selumetinib# (AZD6244) (ARRY-142886)	MEK inhibitor	solid tumours	II	2015	2015
AZD1480	JAK1, 2 inhibitor	solid tumours with options in myeloproliferative diseases	I
AZD2014	TOR kinase inhibitor	solid tumours	I
AZD3514	androgen receptor downregulator	prostate cancer	I
AZD4547	FGFR tyrosine kinase inhibitor	solid tumours	I
AZD5363	AKT inhibitor	solid tumours	I
AZD8330# (ARRY 424704)	MEK inhibitor	solid tumours	I
Selumetinib (AZD6244) (ARRY-142886) /MK2206#	MEK/AKT inhibitor	solid tumours	I
CAT-8015	anti-CD22 recombinant immunotoxin	haematological malignancies	I
MEDI-551	anti-CD19 MAb	haematological malignancies	I
MEDI-565	anti-CEA BiTE	solid tumours	I
MEDI-573#	anti-IGF MAb	solid tumours	I
MEDI-3617#	anti-ANG-2 MAb	solid tumours	I
Infection
AZD9773#	anti-TNF-alpha polyclonal antibody	severe sepsis	II	2015	2015	2015	2015
CAZ104#	beta lactamase inhibitor/ cephalosporin	serious infections	II	NA	2014	2014	2014
CXL104# (CEF104)	beta lactamase inhibitor/ cephalosporin	MRSA	II	NA	2015		2015
AZD5099	Gyrase B	serious infections	I
AZD5847	oxazolidinone antibacterial inhibitor	tuberculosis	I
MEDI-534	RSV/PIV-3 vaccine	RSV/PIV prophylaxis	I
MEDI-550	pandemic influenza virus vaccine	pandemic influenza prophylaxis	I
MEDI-557	RSV MAb – extended half-life	RSV prevention in high-risk adults (COPD/CHF/ Other)	I
MEDI-559	RSV vaccine	RSV prophylaxis	I
#Partnered product

NCEs
Phases I and II (continued)

Compound	Mechanism	Area Under Investigation	Phase	Estimated Filing
				US	EU	Japan	Emerging
Respiratory & Inflammation
AZD1981	CRTh2 receptor antagonist	asthma/COPD	II
AZD2423	CCR2b antagonist	COPD	II
AZD3199	iLABA	asthma/COPD	II
AZD5069	CXCR2	COPD	II
AZD5423	inhaled SEGRA	COPD	II
AZD8848	Toll like receptor 7 agonist	asthma	II
CAM-3001#	anti-GM-CSFR MAb	rheumatoid arthritis	II
CAT-354	anti-IL-13 MAb	asthma	II
MEDI-528#	anti-IL-9 MAb	asthma	II
MEDI-545#	anti-IFN-alpha MAb	SLE	II
MEDI-563#	anti-IL-5R MAb	asthma	II
AZD2115	MABA	COPD	I
AZD8683	muscarinic antagonist	COPD	I
MEDI-546#	anti-IFN-alphaR MAb	scleroderma	I
MEDI-551	anti-CD19 MAb	scleroderma	I
MEDI-570#	anti-ICOS MAb	SLE	I
MEDI-2338	anti-IL-18 MAb	COPD	I
MEDI-8968#	anti-IL-1R	COPD	I
#Partnered product

Development Pipeline - Discontinued Projects vs 27 January 2011

Cardiovascular/Gastrointestinal
NCE/Line Extension	Compound	Area Under Investigation
NCE	AZD1656	diabetes
NCE	AZD5658	diabetes
NCE	AZD6714	diabetes

Neuroscience
NCE/Line Extension	Compound	Area Under Investigation
NCE	AZD2066	major depressive disorder
NCE	AZD3043	short acting sedative/anaesthetic
NCE	TC-5619	cognitive disorders in schizophrenia

Oncology
NCE/Line Extension	Compound	Area Under Investigation
NCE	AZD2461	solid tumours
NCE	AZD7762	solid tumours
NCE	AZD8055	range of tumours
NCE	RECENTIN	NSCLC
NCE	Zibotentan	castrate resistant prostate cancer

Infection
NCE/Line Extension	Compound	Area Under Investigation
NCE	AZD9742	MRSA
NCE	Motavizumab	early and late treatment of RSV in paeds >1 yr

Respiratory & Inflammation
NCE/Line Extension	Compound	Area Under Investigation
NCE	AZD9819	COPD

Comments
As disclosure of compound information is balanced by the business need to maintain confidentiality, information in relation to some compounds listed here has not been disclosed at this time.

Compounds in development are displayed by phase.

Item 28

AstraZeneca PLC

SECOND QUARTER AND HALF YEAR RESULTS 2011

London, 28 July 2011

Revenue for the second quarter was $8,430 million, down 2 percent at constant exchange rates (CER).

-Strong double-digit growth at CER for Crestor, Symbicort and Seroquel XR.

-Emerging Markets revenue increased by 10 percent at CER.

-Revenue performance reflects the loss of more than $0.5 billion of revenue from generic competition, as well as the impact of government price interventions.

Core operating profit in the second quarter declined by 10 percent at CER to $3,322 million.

-Core R&D expense increased by 8 percent at CER, reflecting the impact of several late stage clinical programme starts which commenced late 2010 and early 2011.

-Core SG&A expense increased by 9 percent at CER, which includes the impact of the excise tax related to US healthcare reform and a one-time expense for termination of a marketing and distribution contract in the US, in addition to investments in Emerging Markets and product launches.

Core EPS in the second quarter was down 5 percent at CER to $1.73.

-Core EPS benefited from the lower number of shares outstanding resulting from share repurchases.

Reported EPS in the second quarter was up 3 percent at CER to $1.53.

-Reported EPS growth was largely the result of lower restructuring costs compared with the prior year.

On 20 July, the Company announced the US FDA approval for Brilinta.

The Board has recommended a first interim dividend of $0.85.  Net share repurchases totalled $2.2 billion in the first half.  When completed, the entire net proceeds from the sale of Astra Tech will augment share repurchases; depending on the timing, net share repurchases in 2011 could increase to $5 billion.

Core EPS target for the full year increased to the range of $7.05 to $7.35.

Financial Summary

Group	2nd Quarter 2011 $m	2nd Quarter 2010 $m	Actual %	CER %	Half Year 2011 $m	Half Year 2010 $m	Actual %	CER %
Revenue	8,430	8,178	+3	-2	16,722	16,754	-	-3
Reported
Operating Profit	2,965	3,034	-2	-4	6,366	6,677	-5	-5
Profit before Tax	2,858	2,917	-2	-4	6,146	6,436	-5	-5
Earnings per Share	$1.53	$1.46	+5	+3	$3.61	$3.37	+7	+7
Core*
Operating Profit	3,322	3,650	-9	-10	7,000	7,507	-7	-7
Profit before Tax	3,215	3,533	-9	-11	6,780	7,266	-7	-7
Earnings per Share	$1.73	$1.79	-3	-5	$3.96	$3.82	+4	+3

*
Core financial measures are supplemental non-GAAP measures which management believe enhance understanding of the Company’s performance; it is upon these measures that financial guidance for 2011 is based.  See page 11 for a definition of Core financial measures and pages 11 and 12 for a reconciliation of Core to Reported financial measures.

David Brennan, Chief Executive Officer, said:  “Despite the anticipated impact of generic competition and government pricing interventions in the quarter, we are able to raise our Core earnings per share guidance and increase our shareholder cash return targets for the full year. The approval of Brilinta in 41 countries around the world, most recently in the US, demonstrates our commitment to deliver our global, innovation-driven biopharmaceuticals strategy.”

Interim Management Report

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated.

Second Quarter

Revenue in the second quarter was down 2 percent at CER, but was up 3 percent on an actual basis as a result of the positive impact of exchange rate movements.  This global revenue performance reflects government price interventions as well as the impact of more than $0.5 billion in revenue lost to generic competition, with the impact from generics in the US and Rest of World broadly similar.  US revenue declined by 3 percent, largely on generic competition for Arimidex and Toprol-XL.  Group revenue in the Rest of World was down 1 percent, reflecting generic competition for Nexium, chiefly in Western Europe, and for Arimidex.  Revenue in Western Europe was down 9 percent.  Revenue in Emerging Markets increased 10 percent.  Revenue in Established Rest of World was up 4 percent.

Core operating profit in the second quarter was $3,322 million, down 10 percent.  Besides lower revenue, the decline is largely the result of a 9 percent increase in Core SG&A expense.  Around half of this increase is attributable to two items that are not present in the prior year quarter. The excise tax arising from US healthcare reform amounts to around 2.5 percent of the SG&A increase. Around 2 percent of the increase is due to a one-time payment of a contractually required termination fee associated with the termination of a marketing and distribution contract in the US as a consequence of the launch of an FDA approved generic version of Entocort.  The remainder of the increase is the result of investments in Emerging Markets and new product launches partially offset by ongoing sales and marketing efficiencies.  SG&A expense growth is anticipated to moderate in the second half of the year.  Core R&D expense was up 8 percent, reflecting spending on late stage clinical projects that were initiated in the latter part of 2010 and early 2011.  Adjustments to Core operating profit totalled $357 million in the quarter, $259 million lower than last year, chiefly on lower restructuring costs.  As a result, the 4 percent decline in reported operating profit, to $2,965 million, was less than the decline on a Core basis.

Core earnings per share in the second quarter were $1.73 compared with $1.79 in the second quarter 2010, a 5 percent decline at CER.  Core earnings per share benefited from a lower number of shares outstanding arising from share repurchases.  Reported earnings per share in the second quarter were $1.53, up 3 percent compared with the second quarter 2010, reflecting the lower restructuring costs that benefited the reported operating profit growth rate.

First Half

Revenue in the first half was down 3 percent at CER, but was unchanged on an actual basis as a result of the positive impact of exchange rate movements.  Revenue in the US was down 7 percent.  Revenue in the Rest of World was unchanged at CER.  Revenue in Emerging Markets was up 11 percent in the first half.  Revenue in Western Europe was down 8 percent.  Revenue in Established Rest of World markets increased by 4 percent.

Core operating profit for the first half was down 7 percent to $7,000 million, as the increases in R&D and SG&A in the second quarter were partially offset by the $131 million benefit to Core gross margin in the first quarter arising from settlement of patent disputes between MedImmune and PDL Biopharma, Inc.  Reported operating profit was $6,366 million, a 5 percent decline, smaller than the decline in Core operating profit largely due to lower restructuring costs compared with the first half of 2010.

Core earnings per share for the first half were $3.96, an increase of 3 percent, which reflects benefits from share repurchases as well as a $0.37 per share benefit to first half 2011 earnings related to net adjustments to tax provisions.  These adjustments were a consequence of agreements reached between the UK and the US governments’ tax authorities regarding transfer pricing and a related valuation matter arising on integration of the Company’s US businesses following the global AstraZeneca merger in 1999.  Core EPS in the first half of 2010 benefited from net adjustments to tax provisions totalling $0.13 in the first quarter of 2010.  Reported earnings per share in the first half were up 7 percent to $3.61.

Dividends and Share Repurchases

In conjunction with the Full Year 2009 results announcement, the Company announced that the Board has adopted a progressive dividend policy, intending to maintain or grow the dividend each year.  In adopting this policy, the Board recognised that some earnings fluctuations are to be expected as the Company’s revenue base transitions through this period of exclusivity losses and new product launches.  The Board’s view is that the annual dividend will not just reflect the financial performance of a single year taken in isolation, but reflect its view of the earnings prospects for the Group over the entirety of the investment cycle.  As a result, dividend cover may vary during the period, but with the target of an average dividend cover of 2 times (ie, a payout ratio of 50 percent), based on reported earnings (before restructuring costs).

The Board has recommended a first interim dividend of $0.85 (51.9 pence, 5.33 SEK), an increase of 21 percent over last year’s first interim dividend of $0.70. The amount of the first interim dividend is a reflection of the Board’s intent to rebalance the first and second interim dividends, with the aim of setting the first interim dividend at around a third of the prior year dividend, which last year was $2.55.

In setting the distribution policy and the overall financial strategy, the Board’s aim is to continue to strike a balance between the interests of the business, our financial creditors and our shareholders. After providing for business investment, funding the progressive dividend policy and meeting our debt service obligations, the Board will keep under review the opportunity to return cash in excess of these requirements to shareholders through periodic share repurchases.

In the first half, the Company completed net share repurchases of $2,204 million towards its target of $4 billion for 2011.  The Group has repurchased 51.6 million shares for a total of $2,544 million in the first half, whilst 9.0 million shares were issued in consideration of share option exercises for a total of $340 million. The total number of shares in issue at 30 June 2011 was 1,366 million.

The Board has determined that net proceeds from the disposal of Astra Tech, when completed, are to be used to augment the share repurchase programme to levels above the current $4 billion target.  Depending on the timing of the transaction, the Company estimates that net share repurchases could increase to $5 billion in 2011; with repurchases from any remaining balance of the Astra Tech proceeds to be completed in 2012.

Enhancing Productivity

Good progress continues on the previously announced business reshaping programmes.  In the second quarter, $138 million in restructuring costs were charged, with more than half of this related to R&D restructuring activities.

In aggregate, restructuring costs of $281 million have been incurred in the first half.  The programmes remain on track for costs incurred and benefits achieved.

Research and Development Update

A comprehensive update of the AstraZeneca R&D pipeline is presented in conjunction with this Half Year 2011 results announcement, and is available on the Company’s website, www.astrazeneca.com, under information for investors.

The AstraZeneca pipeline now includes 88 projects in the clinical phase of development.  There are 9 NME projects currently in late stage development, either in Phase III or under regulatory review.  In the first half of 2011, 15 projects have successfully progressed to their next phase (including 6 projects entering first human testing); 14 projects have been withdrawn.

Significant pipeline developments since the first quarter update include:

Brilinta

On 20 July 2011, AstraZeneca announced that the US Food and Drug Administration (FDA) has approved Brilinta (ticagrelor) tablets to reduce the rate of heart attack (myocardial infarction [MI]) and cardiovascular (CV) death in adult patients with acute coronary syndrome (ACS), compared to clopidogrel.

Brilinta, a new oral antiplatelet medicine, is indicated to reduce the rate of thrombotic cardiovascular events in patients with ACS (unstable angina, non-ST-elevation myocardial infarction, or ST-elevation myocardial infarction). Brilinta has been shown to reduce the rate of a combined endpoint of CV death, MI or stroke compared to clopidogrel. The difference between treatments was driven by CV death and MI with no difference in stroke. In patients treated with an artery-opening procedure known as percutaneous coronary intervention (PCI), Brilinta reduces the rate of stent thrombosis. Brilinta has been studied in ACS in combination with aspirin. Maintenance doses of aspirin above 100mg decreased the effectiveness of Brilinta.  Avoid maintenance doses of aspirin above 100mg daily.

Brilinta, like other antiplatelet agents, can cause significant, sometimes fatal, bleeding. In PLATO, there was no statistical difference in patients treated with Brilinta compared to patients treated with clopidogrel in total major bleeding events (11.6% vs. 11.2%), including fatal and fatal/life-threatening bleeding events. Non-CABG (coronary artery bypass graft) major + minor bleeding events (8.7% vs. 7%) were more common with Brilinta versus clopidogrel.

The most commonly observed adverse reactions associated with the use of Brilinta vs. clopidogrel were bleeding

(11.6% vs.11.2%) and a feeling of breathlessness called dyspnoea (14% vs. 8%).

As with all AstraZeneca products, the Company will work to ensure that physicians and patients understand both the benefits and risks associated with Brilinta. For Brilinta, one of the ways AstraZeneca will help ensure physicians and patients are appropriately informed about bleeding risk and the impact of aspirin dose on the effectiveness of Brilinta is through a Risk Evaluation Mitigation Strategy (REMS).

Now that Brilinta is approved in the US, AstraZeneca will begin the process of working with hospital formularies, protocol committees, government and managed care reimbursement bodies to bring this medicine to patients. Navigating these steps, which are necessary before Brilinta will be available to a substantial number of incident ACS patients, will be a key focus for the next 12 months.

Brilinta is now approved in 41 countries, including the US, Brazil, Australia, and Canada under the trade name Brilinta and in the European Union under the trade name Brilique. Brilinta is currently under regulatory review in an additional 43 countries, including Russia, India and China. Brilinta is currently reimbursed in 7 countries.

Dapagliflozin

On 19 July 2011, the US FDA Endocrinologic and Metabolic Drugs Advisory Committee met to discuss the New Drug Application for the investigational compound dapagliflozin.

On the question: “Do the efficacy and safety data provide substantial evidence to support approval of dapagliflozin as an adjunct to diet and exercise to improve glycaemic control in adults with type 2 diabetes mellitus?”, the Advisory Committee voted 6 yes and 9 no.  Bristol-Myers Squibb and AstraZeneca remain committed to the dapagliflozin clinical development programme and will continue to work closely with the FDA to support the review of this investigational compound.

The FDA is not bound by the Advisory Committee’s recommendation but takes its advice into consideration when reviewing New Drug Applications.  The Prescription Drug User Fee Act (PDUFA) goal date for dapagliflozin is 28 October 2011.

Nexium

On 1 July 2011, AstraZeneca announced that Nexium 10mg and 20mg capsules received regulatory approval in Japan for the treatment of acid-related conditions including non-erosive reflux disease (NERD), reflux esophagitis, and peptic ulcer disease (PUD). Nexium also received regulatory approval for prevention of recurrence of gastric ulcer and duodenal ulcer in patients treated with non-steroidal anti-inflammatory drugs (NSAIDs).

AstraZeneca plans to launch Nexium in Japan in the second half of 2011.

Zibotentan

Preliminary results of the third and final Phase III trial for zibotentan (ENTHUSE study 33), which evaluated zibotentan in combination with standard chemotherapy in a metastatic castrate resistant prostate cancer (CRPC) setting indicate that the addition of zibotentan to treatment with docetaxel provided no improvement in overall survival.  In light of these and results of previous trials in the ENTHUSE programme, the Company will discontinue the development of zibotentan for CRPC.

Axanum

Following a comprehensive review of the Complete Response Letter (CRL) received from the US FDA for its Axanum new drug application (NDA), the Company has decided to withdraw the NDA in the US for commercial reasons.

A regulatory application for Axanum was submitted in the European Union via the decentralised procedure in April 2010, and remains under review.

Recentin

Study BR 29, a National Cancer Institute of Canada – Clinical Trials Group sponsored Phase II/III study, exploring Recentin (cediranib) 20mg in combination with carboplatin/paclitaxel in patients with non small cell lung cancer (NSCLC), has been stopped. The decision was made after an analysis of the Phase II part of the trial indicated that cediranib did not meet pre-specified progression-free survival efficacy criteria.  The tolerability profile for cediranib was broadly consistent with findings in the overall clinical programme.

Based on these findings, the Recentin NSCLC development programme has been removed from the updated pipeline table, although clinical trial collaborations in a number of other tumours are ongoing.

FluMist

The Company has received confirmation from the US FDA that the Agency has filed the Company’s supplemental Biologics License Application (sBLA) for a quadrivalent (four-strain) version of FluMist (Influenza Vaccine Live, Intranasal). The Company submitted the sBLA early in the second quarter of this year.

Currently licensed seasonal influenza vaccines are trivalent, containing three strains (two strains of type A influenza (A/H1N1 and A/H3N2) and one B lineage strain).  However, as influenza B strains from 2 different lineages have circulated in recent years (B/Yamagata and B/Victoria) the quadrivalent vaccine contains four strains: A/H1N1, A/H3N2, and B strains from both of the B lineages.  The quadrivalent vaccine is designed to offer protection against a broader range of B strains and reinforces our commitment to innovation within the infectious disease area.

Future Prospects

Revenue performance in the first half was in line with our expectations, reflecting the expected impact from generic competition as well as the effects from government price interventions.  The Company continues to anticipate that revenue for the full year could range from flat to a low single-digit decline compared with 2010 on a constant currency basis.

The Company has increased its target for full year Core EPS by a further $0.10 due to the re-phasing and expected increase in net share repurchases and a beneficial impact from exchange rate movements realised in the first half compared to guidance rates.  As a result, the Company’s target for full year Core earnings per share is now in the range of $7.05 to $7.35.  Compared with 2010, this implies somewhat stronger growth in Core EPS in the second half compared with the first half, which is consistent with expectations for the phasing of Core SG&A expenditures, particularly in the fourth quarter.

This Core EPS guidance has been based on the January 2011 average exchange rates for our principal currencies; actual Core EPS in the first half benefited by around $0.04 compared with these guidance rates.  The target takes no account of the likelihood that average exchange rates for the remainder of 2011 may differ materially from the January 2011 average rates upon which our earnings guidance is based.  An estimate of the sales and earnings sensitivity to movements of our major currencies versus the US dollar was provided in conjunction with the Full Year 2010 results announcement, and can be found on the AstraZeneca website.

Principal risks and uncertainties

It is not anticipated that the nature of the principal risks and uncertainties that affect the business, and which are set out on pages 96 to 103 of the Annual Report and Form 20-F Information 2010, will change in respect of the second six months of the financial year.

In summary, the principal risks and uncertainties listed in the Annual Report and 20-F Information 2010 are:

Product pipeline risks

Failure to meet development targets, difficulties of obtaining and maintaining regulatory approvals for new products, failure to obtain effective intellectual property protection, delay to new product launches and strategic alliances formed as part of our externalisations strategy may be unsuccessful.

Commercialisation and business execution risks

Challenges to achieving commercial success of new products, performance of new products, product counterfeiting, developing our business in Emerging Markets, expiry of intellectual property rights, patent litigation and early loss of intellectual property rights, biosimilars, expiry or earlier loss of patents covering competing products, competition, price controls and price reductions, increasing implementation and enforcement of more stringent anti-bribery and anti-corruption legislation, expected gains from productivity initiatives are uncertain, acquisitions may be unsuccessful, failure to manage a crisis, failure of information technology and failure of outsourcing.

Supply chain and delivery risks

Manufacturing biologics and reliance on third parties for goods.

Legal, regulatory and compliance risks

Adverse outcome of litigation and/or governmental investigations, legal proceedings regarding business practices, substantial product liability claims, failure to adhere to applicable laws, rules and regulations and environmental/occupational health and safety liabilities.

Economic and financial risks

Adverse impact of a sustained economic downturn, impact of fluctuations in exchange rates, credit and return on substantial investments, limited third party insurance coverage, taxation and pensions.

Revenue

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated.

Gastrointestinal
	Second Quarter		CER %	Half Year		CER %
	2011 $m	2010 $m		2011 $m	2010 $m
Nexium	1,112	1,257	-14	2,273	2,496	-10
Losec/Prilosec	239	261	-17	474	510	-14
Total	1,387	1,556	-14	2,822	3,076	-10

•
In the US, Nexium sales in the second quarter were $613 million, down 12 percent compared with the second quarter last year.  Dispensed retail tablet volume declined around 7 percent.  Average realised selling prices for Nexium were down 5 percent compared with the second quarter last year, including the impact of US healthcare reform.

•	Nexium sales in the US in the first half were down 10 percent to $1,213 million.
•
Nexium sales in other markets in the second quarter were down 17 percent to $499 million, largely the result of generic launches in some Western European markets, where sales were down 42 percent.  Sales in Emerging Markets increased by 24 percent, including 39 percent growth in China.  Sales in Established Rest of World were down 5 percent, impacted by generic competition in some provinces in Canada.

•	Nexium sales in other markets were down 10 percent in the first half to $1,060 million.
•	Prilosec sales in the US were down 33 percent in the first half to $21 million.
•
Sales of Losec in the Rest of World were down 16 percent in the second quarter to $231 million, as sales declined in all major regions.  Losec sales in the Rest of World were down 12 percent in the first half to $453 million.

Cardiovascular
	Second Quarter		CER %	Half Year		CER %
	2011 $m	2010 $m		2011 $m	2010 $m
Crestor	1,714	1,430	+15	3,192	2,730	+13
Atacand	385	376	-4	740	749	-4
Seloken /Toprol-XL	232	317	-29	477	684	-32
Plendil	62	63	-6	130	129	-3
Zestril	39	40	-8	72	82	-15
ONGLYZATM	46	14	+228	81	18	+350
Brilinta/Brilique	2	-	n/m	3	-	n/m
Total	2,619	2,380	+5	4,958	4,667	+3

•
In the US, Crestor sales in the second quarter were up 17 percent to $796 million.  Crestor total prescriptions increased by 2.4 percent compared with 1 percent for the statin market overall in the US.  Crestor share of total prescriptions was 12 percent in June 2011.  Crestor dynamic share (new and switch patients) has increased by 2.9 percentage points in recent weeks following the labelling changes to simvastatin restricting use of 80mg.

•	US sales for Crestor for the first half increased by 17 percent to $1,478 million.
•
Crestor sales in the Rest of World were up 12 percent to $918 million in the second quarter, with volume growth continuing to outpace the market.  Volume grew by double digits in Western Europe, although lower prices reduced reported sales growth to 7 percent.  Sales in Established ROW were up 19 percent as sales in Japan, Australia and Canada all grew at double digit rates. Sales in Emerging Markets were up 8 percent, which reflects the impact of generic rosuvastatin in some Eastern European Markets.

•	Crestor sales in the Rest of World were up 10 percent to $1,714 million in the first half.
•
US sales of the Toprol-XL product range, which includes sales of the authorised generic, declined by 51 percent in the second quarter to $91 million.  Total prescriptions for the franchise were down 31 percent.

•	Toprol-XL franchise sales in the US in the first half were down 55 percent to $192 million.
•
Sales of Seloken in other markets were up 2 percent in the second quarter and increased 5 percent in the first half.  Sales in Emerging Markets increased by 7 percent in the second quarter and 11 percent in the first half.

•	US sales for Atacand were down 16 percent in the second quarter to $49 million, and were down 17 percent in the first half.
•	Atacand sales in Rest of World were down 2 percent in the second quarter to $336 million. For the year to date, sales were also down 2 percent, although sales in Emerging Markets were up 7 percent.
•
Alliance revenue from the ONGLYZATM collaboration with Bristol-Myers Squibb totalled $46 million in the second quarter and $81 million in the first half.  Alliance revenue in the US was $33 million in the second quarter.  ONGLYZATM franchise share of total prescriptions in the US DPP4 market reached 14.1 percent in June (including 2.7 percent share for KOMBIGLYZE XRTM) up 4.1 percentage points since December 2010.  Franchise share of patients newly starting DPP4 treatment was 24.9 percent in the week ending 8 July.

Respiratory and Inflammation

	Second Quarter		CER %	Half Year		CER %
	2011 $m	2010 $m		2011 $m	2010 $m
Symbicort	802	664	+14	1,554	1,365	+10
Pulmicort	236	216	+4	484	459	+3
Rhinocort	55	65	-18	110	120	-11
Oxis	14	16	-25	28	33	-21
Accolate	7	16	-56	12	33	-64
Total	1,148	1,009	+7	2,258	2,077	+5

•
Symbicort sales in the US were $206 million in the second quarter, a 14 percent increase over last year.   Total prescriptions for Symbicort were up 10 percent over the second quarter last year, compared with a 3 percent decline for the fixed combination product class.  Symbicort share of total prescriptions for fixed combination products increased to 19.2 percent in June 2011, up 2 percentage points compared with June 2010, despite the launch of a new entrant to the market.

•	US sales of Symbicort in the first half were $403 million, an increase of 14 percent.
•
Symbicort sales in other markets in the second quarter were $596 million, 13 percent ahead of the second quarter last year.  Sales in Established ROW increased by 57 percent, reflecting continued strong growth in Japan as well as double digit growth in Canada and Australia.  Sales in Emerging Markets were up 24 percent.  Sales in Western Europe were up 3 percent despite the impact of price cuts in Germany.

•	Symbicort sales in the Rest of World in the first half were up 9 percent to $1,151 million.
•	US sales for Pulmicort in the second quarter were up 5 percent to $88 million.
•	US sales of Pulmicort in the first half were down 6 percent to $166 million.
•	Sales of Pulmicort in the Rest of World in the first half were up 8 percent to $318 million on a 30 percent increase in Emerging Markets.

Oncology
	Second Quarter		CER %	Half Year		CER %
	2011 $m	2010 $m		2011 $m	2010 $m
Arimidex	181	439	-62	414	950	-58
Zoladex	302	280	+3	577	545	+2
Casodex	138	151	-17	271	294	-14
Iressa	139	93	+38	260	176	+39
Faslodex	135	79	+63	258	150	+69
Nolvadex	24	22	-	47	43	+2
Total	922	1,067	-19	1,834	2,164	-19

•
In the US, sales of Arimidex were down 95 percent in the second quarter to $10 million, as a result of generic competition which commenced in June of 2010.  US sales in the first half were down 93 percent to $29 million.

•
Arimidex sales in other markets were down 39 percent in the second quarter to $171 million. Sales in Western Europe were down 65 percent, reflecting loss of exclusivity from February 2011.  Sales in Established ROW and Emerging ROW were down 4 percent and 5 percent respectively.

•
Sales for Casodex in the second quarter were $138 million, down 17 percent.  US reported revenue was actually negative in the quarter, reflecting product returns (as the market has become largely generic).  More than half of Casodex revenue comes from Japan, where sales were down 7 percent in the quarter.  Sales in Western Europe were down 33 percent.  Sales in Emerging Markets were up 8 percent.

•	Casodex sales in the first half were down 14 percent to $271 million.
•
Iressa sales increased by 38 percent to $139 million in the second quarter, including $33 million of sales in Western Europe.  Sales in Emerging Markets were up 44 percent, including a 58 percent increase in China.  Sales in Japan were down 4 percent.

•	Iressa sales in the first half reached $260 million, a 39 percent increase.
•
Continued rapid adoption of the new 500mg dosage regimen for Faslodex is responsible for the strong growth in the second quarter.  Sales in the US were up 91 percent to $65 million, and sales were up 42 percent in the Rest of World to $70 million.

•	Faslodex sales in the first half increased by 95 percent in the US to $127 million and grew by 49 percent in the Rest of World to $131 million.

Neuroscience
	Second Quarter		CER %	Half Year		CER %
	2011 $m	2010 $m		2011 $m	2010 $m
Seroquel	1,537	1,352	+11	2,882	2,659	+7
Seroquel IR	1,150	1,049	+7	2,156	2,100	+1
Seroquel XR	387	303	+23	726	559	+28
Zomig	103	109	-11	204	215	-8
Vimovo	6	-	n/m	10	-	n/m
Total	1,897	1,707	+7	3,576	3,354	+4

•
In the US, Seroquel franchise sales were up 13 percent to $1,094 million in the second quarter.  Total prescriptions for Seroquel XR were up 19 percent in the second quarter compared with last year and well ahead of the 4 percent growth in the atypical antipsychotic market.  Although total prescriptions for Seroquel IR were down 2.6 percent, total franchise prescriptions were up 0.5 percent compared with the second quarter last year.  Seroquel XR accounted for 16.9 percent of total prescriptions and 18.7 percent of sales revenue for the franchise in the US in the second quarter.

•	US sales for Seroquel in the first half were $2,024 million, 8 percent ahead of last year.

•
Seroquel franchise sales in the Rest of World were $443 million in the second quarter, a 5 percent increase.  Sales of Seroquel XR increased by 36 percent, and now account for 41 percent of franchise sales outside the US.  Franchise sales were up 13 percent in Western Europe on a 44 percent increase for Seroquel XR.  Seroquel franchise sales were down 10 percent in Established ROW, on a 29 percent sales decline in Japan, which reflects lower shipments to our marketing partner rather than the underlying market demand which is stable.  Seroquel franchise sales were down 3 percent in Emerging Markets.

•	For the first half, Seroquel sales in the Rest of World increased by 5 percent to $858 million.
•	Sales of Vimovo in the first half were $10 million, of which $8 million were in the US.

Infection and Other
	Second Quarter		CER %	Half Year		CER %
	2011 $m	2010 $m		2011 $m	2010 $m
Synagis	48	43	+12	456	502	-9
Merrem	158	197	-24	330	430	-26
FluMist	-	1	-100	3	3	-
Non seasonal flu vaccine	-	-	-	7	39	-82
Total	240	266	-15	863	1,027	-17

•
In the US, sales of Synagis in the first half were down 16 percent to $301 million, the majority of which were recorded during the RSV season in the first quarter, which was negatively impacted by lower shipments to wholesalers and the impact of higher rebates from US healthcare reform measures.  Outside the US, sales were up 8 percent to $155 million.

•	In line with the usual seasonality, there were negligible sales of FluMist recorded in the first half.
•	Sales of Merrem were down 24 percent in the second quarter as a result of generic competition in the US and Western Europe.

Geographic Sales
	Second Quarter		CER %	Half Year		CER %
	2011 $m	2010 $m		2011 $m	2010 $m
US	3,292	3,396	-3	6,596	7,094	-7
Western Europe	2,194	2,213	-9	4,429	4,672	-8
Established ROW*	1,476	1,277	+4	2,797	2,439	+4
Emerging ROW	1,468	1,292	+10	2,900	2,549	+11

*	Established ROW comprises Canada, Japan, Australia and New Zealand.

•
In the US, revenue was down 3 percent in the second quarter.  There was good double-digit growth for Crestor, Symbicort and the Seroquel franchise, but this was more than offset by generic competition for Arimidex and  Toprol-XL as well as the pricing impact from US healthcare reform measures.

•
Revenue in Western Europe was down 9 percent in the second quarter, as generic competition for Nexium and Arimidex and price declines related to government interventions more than offset the volume growth in the rest of the portfolio, which was driven by Seroquel XR, Crestor, Iressa and Faslodex.

•
Revenue in Established Rest of World was up 4 percent in the second quarter, with more than half the growth attributable to Canada, where Crestor grew strongly.  Sales in Japan were up 2 percent in the quarter, as strong growth for Symbicort and Crestor more than offset some sales declines for oncology products and Seroquel.

•
Revenue in Emerging Rest of World was up 10 percent in the second quarter.  Nexium and Symbicort accounted for 45 percent of this revenue growth, with the oncology and cardiovascular products also contributing good growth.  Revenue in China was up 15 percent, in line with recent trends for market growth.

Operating and Financial Review

All narrative in this section refers to growth rates at constant exchange rates (CER) and on a Core basis unless otherwise indicated.  These measures, which are presented in addition to our Reported financial information, are non-GAAP measures which management believe useful to enhance understanding of the Group’s underlying financial performance of our ongoing businesses and the key business drivers thereto.  Core financial measures are adjusted to exclude certain items, such as charges and provisions related to our global restructuring  programmes, amortisation and  impairment of the significant intangibles relating to our acquisition of MedImmune Inc. in 2007 and our current and future exit arrangements with Merck in the US, and other specified items.  More detail on the nature of these measures is given on page 80 of our Annual Report and Form 20-F Information 2010.

Second Quarter

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2011	Restructuring	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions	Core 2011	Core 2010	Actual %	CER %
Revenue	8,430	-	-	-	-	8,430	8,178	3	(2)
Cost of Sales	(1,482)	20	-	-	-	(1,462)	(1,389)
Gross Profit	6,948	20	-	-	-	6,968	6,789	3	(2)
% sales	82.4%					82.7%	83.0%	-0.3	+0.1
Distribution	(88)	-	-	-	-	(88)	(88)	-	(8)
% sales	1.0%					1.0%	1.1%	+0.1	+0.1
R&D	(1,198)	79	-	-	-	(1,119)	(966)	16	8
% sales	14.2%					13.3%	11.8%	-1.5	-1.1
SG&A	(2,868)	39	118	-	84	(2,627)	(2,271)	16	9
% sales	34.0%					31.2%	27.8%	-3.4	-3.1
Other Income	171	-	17	-	-	188	186	1	(2)
% sales	2.0%					2.2%	2.3%	-0.1	-
Operating Profit	2,965	138	135*	-	84	3,322	3,650	(9)	(10)
% sales	35.2%					39.4%	44.6%	-5.2	-4.0
Net Finance Expense	(107)	-	-	-	-	(107)	(117)
Profit before Tax	2,858	138	135	-	84	3,215	3,533	(9)	(11)
Taxation	(735)	(34)	(24)*	-	(22)	(815)	(945)
Profit after Tax	2,123	104	111	-	62	2,400	2,588	(7)	(9)
Non-controlling Interests	(10)	-	-	-	-	(10)	(9)
Net Profit	2,113	104	111	-	62	2,390	2,579	(7)	(9)
Weighted Average Shares	1,381	1,381	1,381		1,381	1,381	1,445
Earnings per Share	1.53	0.08	0.08	-	0.04	1.73	1.79	(3)	(5)

*
Of the $135 million amortisation adjustment, $94 million is related to MedImmune, with a corresponding tax adjustment of $24 million; Merck related amortisation was $41 million, which carries no tax adjustment.

Revenue declined by 2 percent to $8,430 million.

Core gross margin of 82.7 percent was 0.1 percentage points higher than last year. Higher royalty payments (0.4 percentage points) and Merck amortisation (0.1 percentage points) was more than offset by cost phasing (0.6 percentage points).

Core SG&A costs of $2,627 million were 9 percent higher than last year. The US healthcare reform excise tax, the one-time payment for termination of a marketing and distribution contract in the US and investment in Emerging Markets and product launches were the main drivers of the increase.

Core other income of $188 million was 2 percent lower than last year.

Core Pre-R&D operating margin was 52.7 percent, down 2.9 percentage points, largely due to the previously mentioned excise tax and contract termination fee and investments in Emerging Markets and product launches.

Core R&D expenditure was $1,119 million, 8 percent higher than last year, due to an increase in late stage development spend, investment in Biologics and intangible asset impairments.

Core operating profit was $3,322 million, down 10 percent.

Core earnings per share in the second quarter were $1.73, down 5 percent, with the decline in Core operating profit offset by lower net finance expense, a lower tax rate and a lower number of shares in issue.

Reported operating profit was down 4 percent to $2,965 million. Reported earnings per share were $1.53, up 3 percent reflecting lower restructuring costs.

First Half

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2011	Restructuring	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions	Core 2011	Core 2010	Actual %	CER %
Revenue	16,722	-	-	-	-	16,722	16,754	-	(3)
Cost of Sales	(2,821)	32	-	-	-	(2,789)	(3,015)
Gross Profit	13,901	32	-	-	-	13,933	13,739	1	(1)
% sales	83.1%					83.3%	82.0%	+1.3	+1.6
Distribution	(168)	-	-	-	-	(168)	(166)	1	(4)
% sales	1.0%					1.0%	1.0%	-	-
R&D	(2,360)	169	-	-	-	(2,191)	(1,939)	13	7
% sales	14.1%					13.1%	11.6%	-1.5	-1.2
SG&A	(5,376)	80	235	-	84	(4,977)	(4,583)	9	5
% sales	32.1%					29.7%	27.3%	-2.4	-2.2
Other Income	369	-	34	-	-	403	456	(12)	(13)
% sales	2.2%					2.4%	2.7%	-0.3	-0.3
Operating Profit	6,366	281	269*	-	84	7,000	7,507	(7)	(7)
% sales	38.1%					41.9%	44.8%	-2.9	-2.1
Net Finance Expense	(220)	-	-	-	-	(220)	(241)
Profit before Tax	6,146	281	269	-	84	6,780	7,266	(7)	(7)
Taxation	(1,108)	(74)	(50)*	-	(22)	(1,254)	(1,725)
Profit after Tax	5,038	207	219	-	62	5,526	5,541	-	(1)
Non-controlling Interests	(18)	-	-	-	-	(18)	(11)
Net Profit	5,020	207	219	-	62	5,508	5,530	-	(1)
Weighted Average Shares	1,389	1,389	1,389	1,389	1,389	1,389	1,448
Earnings per Share	3.61	0.15	0.16	-	0.04	3.96	3.82	4	3

*
Of the $269 million amortisation adjustment, $187 million is related to MedImmune, with a corresponding tax adjustment of $50 million; Merck related amortisation was $82 million, which carries no tax adjustment.

Revenue declined by 3 percent to $16,722 million.

Core gross margin of 83.3 percent was 1.6 percentage points higher than last year, due to the PDL settlement (0.8 percentage points) and cost phasing (0.8 percentage points).

Core SG&A costs of $4,977 million were 5 percent higher than last year with continued investment in Emerging Markets and the impact of the US healthcare reform excise tax driving most of the increase.

Core other income of $403 million was $53 million lower than last year, chiefly on movements in provisions which are taken through other income.

Core Pre-R&D operating margin was 55.0 percent, down 0.9 percentage points, with higher gross margin more than offset by higher SG&A costs and lower other income.

Core R&D expense was $2,191 million, 7 percent higher than last year, driven by higher project spend, investment in Biologics and, to a lesser extent, intangible asset write downs.

Core operating profit was $7,000 million, a decrease of 7 percent. Core operating margin declined by 2.1 percentage points to 41.9 percent as a result of higher R&D and SG&A combined with lower other operating income.

Core earnings per share in the first half were $3.96, up 3 percent, with the operating performance offset by the lower tax rate and lower number of shares in issue.

Reported operating profit was down 5 percent to $6,366 million. Reported earnings per share were up 7 percent to $3.61.

Finance Income and Expense

Net finance expense was $107 million for the quarter, versus $117 million in 2010, reflecting reduced interest payable on lower debt balances, and slightly increased returns from higher cash and cash equivalent balances.

Taxation

The effective tax rate for the second quarter is 25.7 percent (2010 27.5 percent) and 18.0 percent for the first half (2010 23.9 percent). As previously disclosed, the effective tax rate has benefited from an adjustment in respect of prior periods following the announcement in March that HM Revenue & Customs in the UK and the US Internal Revenue Service agreed the terms of an Advance Pricing Agreement regarding transfer pricing arrangements for AstraZeneca’s US business for the period from 2002 to the end of 2014 and a related valuation matter arising on integration of the legacy Astra and legacy Zeneca US businesses in 2000 following the global AstraZeneca merger in 1999.  The adjustment in respect of prior periods relating to these matters resulted in a $520 million benefit to earnings in the first half. Excluding this benefit, the effective tax rate for the first half was 26.5 percent on a reported basis. This 26.5 percent tax rate is applied to the taxable Core adjustments to operating profit, resulting in an effective Core tax rate in the first half of 18.5 percent. The effective tax rate for the first half last year of 23.9 percent benefited from $194 million of net adjustments to tax provisions related to a settlement with HM Revenue & Customs in the UK and developments in other transfer pricing matters. The full year effective tax rate for 2011 is now anticipated to be around 19 percent on a reported basis, due to negligible tax cost on the expected gain on the sale of Astra Tech announced in June.  The Core effective tax rate is expected to be higher at between 21 and 22 percent.

Cash Flow

Cash generated from operating activities was $2,829 million in the first half to 30 June 2011, compared with $4,767 million in the same period of 2010.  The decrease of $1,938 million is primarily driven by higher tax payments made this year, including a net amount of $1.1 billion paid during the second quarter in relation to the Advance Pricing Agreement between the UK and US governments’ tax authorities and the settlement of a related valuation matter (see Note 4).

Net cash inflows from investing activities were $286 million in the first half compared with an outflow of $2,032 million in 2010. The increase of $2,318 million is due primarily to the movement in short-term investments and fixed deposits of $1,335 million, and $995 million cash outflows for the Merck First Option Intangible and the acquisition of Novexel in the prior year.

Cash distributions to shareholders were $4,850 million through net share repurchases of $2,204 million and $2,646 million through the payment of the second interim dividend from 2010.

Debt and Capital Structure

As at 30 June 2011, outstanding gross debt (including loans, short-term borrowings and overdrafts) was $9,582 million (31 December 2010: $9,222 million). Of the gross debt outstanding at 30 June 2011, $372 million is due within one year (31 December 2010: $125 million). Net Funds of $1,032 million have decreased by $2,621 million during the year as a result of the net cash outflow during the six months to 30 June 2011 as described above.

Related Party Transactions

There have been no significant related party transactions in the period.

Calendar

27 October 2011	Announcement of third quarter and nine months 2011 results
2 February 2012	Announcement of fourth quarter and full year 2011 results

David Brennan
Chief Executive Officer

Media Enquiries:	Esra Erkal-Paler (London)	+44 20 7604 8032
	Abigail Baron (London)	+44 20 7604 8034
	Tony Jewell (Wilmington)	+1 302 885 4594
	Anne-Charlotte Knutsson (Södertälje)	+46 8 553 213 75/+46 70 685 4295

Analyst/Investor Enquiries:	Karl Hård (London)	+44 20 7604 8123
	Jonathan Hunt (London)	+44 20 7604 8122
	Nicklas Westerholm (London)	+44 20 7604 8124
	Ed Seage/Jörgen Winroth (US)	+1 302 886 4065/+1 212 579 0506

Item 29

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 142,869 ordinary shares of AstraZeneca PLC at a price of 3009 pence per share on 28 July 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,363,998,673.

A C N Kemp
Company Secretary
29 July 2011